NEWALTA
Better ways to manage waste

05013616

December 19, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
DEC 28 2005
WASH. D.C. 203 SECTION

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated December 15, 2005;
2. Material Change Report dated December 16, 2005; and
3. Copy of a material contract entitled Share Sale Agreement between Newalta Corporation and Philip Service Corporation dated December 9, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

Took Whiteley
General Counsel

TBW:vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces December Distribution

CALGARY, Alberta, Canada, December 15, 2005 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 16.5 cents per trust unit for the month of December 2005, payable on January 16, 2006, to all unitholders of record on December 31, 2005. The ex-distribution date is December 28, 2005.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the December 15, 2005 closing price of $28.00 per trust unit, the December distribution represents an annualized cash-on-cash yield of approximately 7.1%.

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. This growth has come equally from internal growth projects and acquisitions. Newalta is focused on adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With 900 talented people and an integrated network of 47 state-of-the-art facilities, Newalta provides innovative solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services. Based on a track record of exceptional customer service, safe operations and environmental stewardship, Newalta is extending its leadership position into new service sectors and geographic markets from coast to coast.

- 30 -

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

   Newalta Income Fund
   1200, 333 – 11th Avenue S.W.
   Calgary, Alberta
   T2R 1L9

2. **Date of Material Change:**

   December 9, 2005.

3. **News Release:**

   A news release was distributed on December 9, 2005 and disseminated through the facilities of CCNMatthews and filed on SEDAR.

4. **Summary of Material Change:**

   A wholly-owned subsidiary of Newalta Income Fund ("Newalta") entered into a Share Sale Agreement to acquire PSC Industrial Services Canada Inc. ("PSC Industrial Canada") for $110 million cash from Philip Services Corporation. Headquartered in Hamilton, Ontario, PSC Industrial Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie.

   The total acquisition cost including assumed liabilities and closing costs is estimated to be approximately $118 million. The acquisition of PSC Industrial Canada will be financed from a new senior credit facility provided by a Canadian chartered bank that consists of a $200 million extendible, revolving term facility and a $70 million non-revolving term facility due 180 days from closing. Closing, subject to regulatory and other conditions, is expected to occur on or about January 5, 2006.

5. **Full Description of the Material Change:**

   A wholly-owned subsidiary of Newalta entered into a Share Sale Agreement to acquire PSC Industrial Canada for $110 million cash from Philip Services Corporation. Headquartered in Hamilton, Ontario, PSC Industrial Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. The total acquisition cost including assumed liabilities and closing costs is estimated to be approximately $118 million. The acquisition of PSC Industrial Canada will be financed from a new senior credit facility provided by a Canadian chartered bank that consists of a $200 million extendible, revolving term facility and a $70 million non-revolving term facility due 180 days from closing. Closing, subject to regulatory and other conditions, is expected to occur on or about January 5, 2006.

   PSC Industrial Canada is a fully independent business that has delivered consistent, stable and profitable performance. For the trailing twelve months, revenue was approximately $80 million and EBITDA was approximately $20 million, which was net of approximately $3.5 million in

selling, general and administrative expenses. PSC Industrial Canada's seasonality patterns typically result in a weaker first quarter due to reduced on-site and site remediation work, particularly related to the volume of waste received at its Hamilton landfill, and a stronger third quarter.

The acquisition is an entry vehicle for Newalta into the Ontario market and is an important milestone for its future growth strategy. PSC Industrial Canada is an established business and is led by an autonomous and experienced management team. The business is based on a network of high-quality assets, unique operating permits and long-term customer relationships. This opportunity also represents a strong fit with Newalta in that its management team possesses strong core competencies in PSC Industrial Canada's operating environment.

PSC Industrial Canada's 530 employees operate an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies. The business operates with four major service offerings: Waste Management; Transportation and On-site Services; Emergency Response Services and Industrial Cleaning, each of which is described in further detail below.

(a) **Waste Management**

(i) **Industrial Waste Landfill**

The Taro Landfill, located in Hamilton, is permitted to receive solid, non-hazardous industrial wastes. This state-of-the-art landfill is one of seven industrial landfills in southern Ontario. The landfill handles approximately 500,000 tonnes of waste per year and has 18 years of remaining life at the current fill rate.

(ii) **Solids Pre-treatment Facilities**

Two facilities in Hamilton focus on the consolidation, pre-treatment and subsequent transfer of solid, non-hazardous industrial waste to the Taro Landfill.

(iii) **Service Centres**

The Ontario waste transfer and processing facilities are located in Barrie, Toronto, Windsor, Brantford and Fort Erie. These service centres are permitted by the Ontario Ministry of Environment to provide hazardous and non-hazardous waste management services. Their primary function is collecting, consolidating and processing industrial wastes from customers in Ontario as well as bordering provinces and states. A waste transfer and processing facility is also located in Delta, British Columbia and services customers in British Columbia and Washington State.

(iv) **Customer Site Services**

PSC Industrial Canada also operates at various customers' sites and manages all their waste management activities. Under these arrangements, the customers' waste streams are effectively outsourced to PSC Industrial Canada to take advantage of its experience, comprehensive services and integrated facility network.

(b) **Transportation and On-site Services**

A comprehensive fleet of specialized service vehicles collects and transports hazardous and non-

hazardous industrial wastes to support PSC Industrial Canada's facility network. The fleet includes vacuum, lugger and straight trucks. Transportation equipment and staff are based from the service centres. The fleet also provides mobile industrial cleaning services, including high and low pressure washing, power vacuuming, and CO^2 (dry ice) blasting at customers' sites.

(c) **Emergency Response Services**

The Emergency Response network is a 24-hour-a-day, 7-day-a-week emergency service for spills posing a threat to the environment. Services include containment, cleanup and disposal of dangerous or hazardous materials.

(d) **Industrial Cleaning**

Industrial in-plant maintenance and cleaning services are provided by PSC Industrial Canada employees stationed permanently at customers' sites. These services capitalize on customers' needs for outsourcing and satisfy their demand for service provider consolidation.

EBITDA is a financial measure that does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to EBITDA calculated by other funds or entities. EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash flow and is defined as revenue less operating and selling, general and administrative expenses. The manner by which EBITDA is calculated herein is consistent with the manner by which EBITDA is calculated in other public disclosures made by Newalta.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

None.

8. **Executive Officer:**

Ronald L. Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, is knowledgeable about the material change and may be reached at (403) 206-2684.

9. **Date of Report:**

Dated this 16th day of December, 2005.

PHILIP SERVICES CORPORATION

- and -

NEWALTA CORPORATION

SHARE SALE AGREEMENT

December 9, 2005

Osler, Hoskin & Harcourt LLP
Suite 6600
First Canadian Place
Toronto, Ontario
M5X 1B8

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

THIS **SHARE SALE AGREEMENT** is made as of December 9, 2005

BETWEEN:

PHILIP SERVICES CORPORATION,

a corporation governed by the laws of the State of Delaware

(the **"Vendor"**)

\- and -

NEWALTA CORPORATION,

a corporation governed by the laws of the Province of Alberta

(the **"Purchaser"**)

RECITALS:

A. The Vendor beneficially owns and controls all of the issued and outstanding shares of PSC Industrial Services Canada Inc., a corporation governed by the laws of the Province of New Brunswick (the **"Company"**).

B. The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Vendor all of the issued and outstanding shares of the Company (the **"Purchased Shares"**) on the terms and conditions of this Agreement.

THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

"Accounts Payable" means amounts owing by the Company or any of the Subsidiaries to any Person which are incurred in connection with the purchase of goods or services in the ordinary course of business;

"Accounts Receivable" means accounts receivable, bills receivable, trade accounts, book debts and insurance claims recorded as receivable in the Books and Records and other amounts due or deemed to be due to the Company or any of the Subsidiaries including refunds and rebates receivable, but excluding those items listed in Schedule **1.1**;

"Accrued Liabilities" means the liabilities of the Company and the Subsidiaries incurred but which are not yet due and payable as referred to on the Closing Balance Sheet including liabilities for current Taxes;

"Adjustment Time" means 12:01 a.m. on January 1, 2006, or in the event the Closing Date is later than January 9, 2006, 12:01 a.m. on the day following the date of the Closing Balance Sheet;

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person. For the purposes of this definition, **"control"** means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the term **"controlled"** has a correlative meaning;

"Agreement" means this Share Sale Agreement, including all schedules, and all amendments or restatements, as permitted, and references to **"Article"** or **"Section"** mean the specified Article or Section of this Agreement;

"Audited Financial Statements" means the (i) consolidated audited financial statements of the Company prepared in accordance with Canadian GAAP for the years ended December 31, 2004 and 2003, consisting of a balance sheet, a statement of earnings and a statement of cash flows, auditors' report thereon and notes thereto; and (ii) consolidated unaudited financial statements of the Company prepared in accordance with Canadian GAAP for the nine months and three months ended September 30, 2005 and 2004, consisting of a balance sheet, a statement of earnings and statement of cash flows and notes thereto, in each instance the costs and expenses of the external auditors to be paid by the Purchaser;

"Benefit Plan" means any plan, fund, program, or policy providing medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement, savings, incentive, profit sharing, severance or termination benefits, under which the Company or any of the Subsidiaries has any liability with respect to any Employee or former Employee (or any spouses, dependents, survivors or beneficiaries of any such Employees or former Employees), but excluding any Statutory Plans and Union Plans;

"Books and Records" means books and records of the Company and the Subsidiaries, including financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence, and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media;

"Business" means the business of the Company and the Subsidiaries including industrial cleaning and maintenance, environmental and waste services, automotive services, emergency response, onsite services and transportation;

"Business Day" means any day, other than a Saturday or Sunday, or statutory holiday in Toronto, Canada, or Houston, Texas;

"Canadian GAAP" means the generally accepted accounting principles which are in effect from time to time and approved by the Canadian Institute of Chartered Accountants and included in its handbook concerning accounting treatment or statement of presentation;

"Claims" means claims, demands, grievances, actions, suits, causes of action, Orders, charges, indictments, prosecutions, arbitrations, informations or other similar process, reassessments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, reasonable professional fees, including fees of legal counsel on a partial indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

"Closing" means the completion of the sale to and purchase by the Purchaser of the Purchased Shares under this Agreement;

"Closing Amount" means the Purchase Price less the Deposit unadjusted by Section **3.6** or Section **9.12**;

"Closing Balance Sheet" means, in the event that the Closing Date is on or before January 9, 2006, the audited consolidated balance sheet of the Company and the Subsidiaries as at December 31, 2005 prepared in accordance with Canadian GAAP and the Audited Financial Statements, including a statement of the Closing Net Working Capital, and in the event that the Closing Date is later than January 9, 2006, the audited consolidated balance sheet of the Company and the Subsidiaries as at one day prior to the Closing Date prepared in accordance with Canadian GAAP and the Audited Financial Statements of the Company and the Subsidiaries, including a statement of the Closing Net Working Capital;

"Closing Date" means January 5, 2006 provided that, if Competition Act Approval shall not have been obtained by such date, the Closing Date shall be the third Business Day following receipt of Competition Act Approval, or such other date as the Parties may agree in writing as the date upon which the Closing shall take place, provided that the Closing Date shall be no later than February 1, 2006;

"Closing Net Working Capital" means, as at the Adjustment Time, without duplication as to any amount:

(a) cash of the Company and the Subsidiaries, including cash deposits held by third parties for the benefit or account of the Company and the Subsidiaries;

plus

(b) the gross value on the books of the Company and the Subsidiaries of Accounts Receivable for which payment would be expected to be received within one year as of the Adjustment Time, less an allowance for doubtful accounts;

plus

(c) the value on the books of the Company and the Subsidiaries of Inventories;

plus

(d) the value on the books of the Company and the Subsidiaries of prepaid expenses, except for insurance which is replaced by the Purchaser, which would be expected to be used or applied within one year as of the Adjustment Time;

less

(e) the aggregate value of Accounts Payable and Accrued Liabilities for which payment would be expected to be made within one year as of the Adjustment Time,

but for greater certainty, includes current Taxes but excludes any and all inter-company accounts and deferred Taxes;

"Closing Time" means 10 o'clock a.m. Toronto, Ontario time, on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

"Code" means the Internal Revenue Code of 1986, as amended;

"Collective Agreements" means the collective agreements by which the Company and the Subsidiaries are bound;

"Company" has the meaning given to that term in Recital A;

"Competition Act Approval" means:

(a) that the Commissioner of Competition (the **"Commissioner"**) appointed under the *Competition Act* (Canada) (the **"Competition Act"**) shall have issued an advance ruling certificate (**"ARC"**) under Section 102 of the Competition Act; or

(b) that notification shall have been given under Section 114 of the Competition Act and either:

   (i) the waiting period under Section 123 of the Competition Act shall have expired without the Commissioner having advised the Parties that she intends to apply to the Competition Tribunal for an Order under Section 92 or Section 100 of the Competition Act in respect of the transactions contemplated herein; or

   (ii) the Commissioner shall have advised the Purchaser in writing that the Commissioner has determined not to file an application for an Order under Part VIII of the Competition Act, and any terms and conditions attached to such advice shall be acceptable to the Vendor and the Purchaser;

"Contracts" means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which the Company or any of the Subsidiaries is a party or by which any of them are bound or under which the Company or any of the Subsidiaries has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees collateral thereto;

"CRA" has the meaning given to that term in Section **3.7(a)(i)**;

"Deposit" has the meaning given to that term in Section **3.2(a)**;

"Deposit Interest" has the meaning given to that term in Section **3.8(c)**;

"Employees" means individuals employed or retained by the Company or any of the Subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

"Encumbrances" means pledges, liens, charges, security interests, title retention agreements, mortgages, options, adverse claims or encumbrances of any kind or character whatsoever;

"Environment" means the air, surface water, ground water, land surface, soil, subsurface strata and **"Environmental"** has a correlative meaning;

"Environmental Approvals" means permits, certificates, licences, authorizations, consents, agreements, instructions, directions, registrations, or approvals issued by a Governmental Authority pursuant to an Environmental Law with respect to the operations, business or assets of the Company or any of the Subsidiaries;

"Environmental Laws" means Laws relating to the protection and regulation of the Environment;

"Governmental Authorities" means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(a) having or purporting to have jurisdiction on behalf of any nation, province, territory, state or other geographic or political subdivision thereof; or

(b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

"Governmental Authorizations" means authorizations, approvals, including Environmental Approvals, licences or permits issued to the Company or any of the Subsidiaries by or from any Governmental Authority;

"Hazardous Substances" means pollutants, contaminants, wastes of any nature, hazardous substances, hazardous materials, toxic substances, prohibited substances, dangerous substances or dangerous goods;

"Information Technology" means computer hardware, software in source code and object code form (including documentation, interfaces and development tools), software license agreements, websites for the Company or any of the Subsidiaries, databases, telecommunications equipment and facilities and other information technology systems owned, used or held by the Company or any of the Subsidiaries;

"Intellectual Property" means intellectual property rights, whether registered or not, owned, used or held by the Company or any of the Subsidiaries, including:

(a) inventions, pending patent applications (including divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents, including those inventions, pending patent applications and issued patents listed and described in Schedule **4.14**; and

(b) trade-marks, trade dress, trade-names, business names and other indicia of origin, including those listed and described in Schedule **4.14**;

"Inventories" means items that are held by the Company or any of the Subsidiaries for sale, license, rental, lease or other distribution in the ordinary course of business, or are being produced for sale, or are to be consumed, directly or indirectly, in the production of goods or services to be available for sale, of every kind and nature and wheresoever situate including inventories of raw materials, work-in-progress, finished goods and by-products, operating supplies and packaging materials;

"Laws" means currently existing applicable statutes, by-laws, rules, regulations, Orders, ordinances or judgments, in each case of any Governmental Authority, having the force of law as they exist as of the date of this Agreement;

"Leased Real Property" means lands and/or premises which are used by the Company or any of the Subsidiaries in the Business which are leased, subleased, licensed or otherwise occupied by them under similar arrangements and the interest of the Company or any of the Subsidiaries in plants, buildings, structures, fixtures, erections, improvements, spur tracks and other appurtenances situate on or forming part of such premises;

"Material Adverse Effect" means any change, effect or circumstance that is materially adverse to the financial condition, Business, assets or results of operations of the Company and the Subsidiaries taken as a whole; but excludes any Material Adverse Effect arising out of (i) a decline in the market price of the products or services of the Company and the Subsidiaries; (ii) an increase in the price of raw materials used by the Company or any of the Subsidiaries; (iii) any adverse change, effect or circumstance relating generally to financial markets or general economic conditions; (iv) any adverse change, effect or circumstance relating to conditions generally affecting the industry in which the Company or any of the Subsidiaries operates, and not affecting them in a disproportionate manner; (v) war, act of terrorism, civil unrest or similar event; (vi) any

generally applicable change in Laws or interpretation thereof, including, without limitation, the amendment of or the imposition of land disposal restrictions in any relevant jurisdiction; (vii) any adverse change, effect or circumstance resulting from an action required or permitted by this Agreement; or (viii) any adverse change, effect or circumstance caused by the announcement or pendency of this Agreement or the transactions contemplated by this Agreement;

"Material Contracts" means Contracts material to the operation of the Business;

"Notice" has the meaning given to that term in Section **10.3**;

"Orders" means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator and include Remedial Orders;

"Owned Real Property" means real property owned by the Company or any of the Subsidiaries, including plants, buildings, structures, fixtures, erections, improvements, and other appurtenances situate on or forming part of such real property;

"Parties" means the Vendor and the Purchaser collectively, and "**Party**" means any one of them;

"Permitted Encumbrances" means the Encumbrances listed in Schedule **4.12** and Encumbrances which **[Intentionally Deleted]**;

"Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

"Personal Information" means information in the possession of the Vendor about an identifiable individual, but does not include the name, title or business address or telephone number of an Employee;

"Purchase Price" has the meaning given to that term in Section **3.1**;

"Purchased Shares" has the meaning given to that term in Recital B;

"Purchaser's Counsel" means Bennett Jones LLP, Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7;

"Purchaser Reorganization" has the meaning given to that term in Section **2.4**;

"Real Property" means Owned Real Property and Leased Real Property;

"Real Property Leases" means those leases and subleases pursuant to which the Company or any of the Subsidiaries uses or occupies the Leased Real Property;

"Release" means any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction;

"Remedial Orders" means Orders issued, filed or imposed by any Governmental Authority pursuant to any Environmental Laws and include Orders requiring remediation of any site or any remediation or clean-up of any Hazardous Substance, or requiring that any Release be reduced, modified or eliminated;

"Statutory Plans" means statutory benefit plans which the Company or any of the Subsidiaries are required to comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

"Subsidiaries" means those companies listed in Schedule **4.3**;

"Target Net Working Capital" means $**[Intentionally Deleted]**;

"Tax Act" has the meaning given to that term in Section **3.7(a)(ii)(G)**;

"Tax Returns" means returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"Taxes" means taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges imposed by any Governmental Authority under applicable Law, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other government pension plan premiums or contributions;

"Technical Information" means know-how and related technical knowledge owned, used or held by the Company or any of the Subsidiaries, including:

(a) trade secrets, confidential information and other proprietary know-how;

(b) public information and non-proprietary know-how;

(c) information of a scientific, technical, financial or business nature regardless of its form;

(d) uniform resource locators, domain names, telephone, telecopy, internet protocol and email addresses; and

(e) documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to provide a service or to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data,

but excludes any domain names or email address referencing "PSC", "Philip Services Corporation" and any similar or related name;

"Technology" means Intellectual Property, Technical Information and Information Technology;

"UBS Security" means security interests granted in favour of UBS AG, Stamford Branch and Bank of America, N.A., as collateral agents (in such capacity, the **"Collateral Agents"**), pursuant to a Credit Facility dated December 30, 2004 and a Security Agreement of the same date, in and to the shares of the Company held by the Vendor and relating to any assets of any of the Company or Subsidiary, but excluding the assets being transferred to Canadian Tank Cleaning Inc.;

"Unaudited Financial Statements" means the unaudited financial statements of the Company and the Subsidiaries for the years ended December 31, 2004 and 2003 and the nine months ending September 30, 2005 prepared in accordance with U.S. GAAP except for the exceptions to U.S. GAAP set out in Schedule **4.9**, consisting of the balance sheet and the statement of earnings and all notes thereto, if any;

"Union Plans" means any plan, fund, program, or policy which is material providing medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement, savings, incentive, profit sharing, severance or termination benefits under which the Company or any of the Subsidiaries has any liability with respect to any Employee or former Employee (or any spouses, dependents, survivors or beneficiaries of any such Employees or former Employees) and to which the Company or any of its Subsidiaries are required to contribute pursuant to a Collective Agreement and which are not maintained or administered by the Company, and of the Subsidiaries or any of their Affiliates;

"U.S. GAAP" means the generally accepted accounting principles which are in effect from time to time and approved by the American Institute of Certified Public Accountants and included in its handbook concerning accounting treatment or statement presentation;

"Vendor's Counsel" means Osler, Hoskin & Harcourt LLP, P.O. Suite 6600, 1 First Canadian Place, Toronto, Ontario M5X 1B8; and

"Vendor Reorganization" has the meaning given to that term in Section **2.5**.

1.2 Certain Rules of Interpretation

In this Agreement:

(a) **Currency** – Unless otherwise specified, all references to money amounts are to lawful currency of Canada. **"Cdn. $"** means a reference to lawful currency of Canada and **"U.S. $"** means a reference to lawful currency of the United States.

(b) **Governing Law** – This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable in the Province of Ontario.

(c) **Headings** – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d) **Including** – Where the word **"including"** or **"includes"** is used in this Agreement, it means **"including (or includes) without limitation"**.

(e) **No Strict Construction** – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f) **Number and Gender** – Unless the context otherwise requires, words importing the singular include the plural and *vice versa* and words importing gender include all genders.

(g) **Person** – A reference to any Person shall include such Person's predecessors and successors.

(h) **Severability** – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i) **Statutory References** – A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(j) **Time** – Time is of the essence in the performance of the Parties' respective obligations.

(k) **Time Periods** – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3 Knowledge

Any reference to the **"Knowledge"** of any Party means the actual knowledge of such Party and, in the case of the **"Knowledge of the Vendor"** and to **"Vendor's Knowledge"**, means the actual knowledge of Michael W. Ramirez, Deborah S. Huston and Harry A. Wells.

1.4 Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties or their Affiliates relating to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement and the Purchaser shall acquire the Purchased Shares "as-is, where is" subject to the benefit of the representations and warranties in this Agreement. Any cost estimates, projections or other predictions contained or referred to in any other material that have been provided to the Purchaser or any of its Affiliates, agents or representatives (including any due diligence presentations or documents, and in particular any descriptive memorandum transmitted to the Purchaser relating to the sale of the Purchased Shares, and any supplements or addenda thereto) are not and shall not be deemed to be representations or warranties of the Vendor or any of its Affiliates, agents, employees or representatives.

1.5 Schedules

The Schedules to this Agreement, listed below, are an integral part of this Agreement:

Schedule	Description
Schedule **1.1**	Excluded Accounts Receivable
Schedule **4.3**	Subsidiaries
Schedule **4.5**	Capitalization
Schedule **4.9**	Exceptions to U.S. GAAP
Schedule **4.10**	Undisclosed Liabilities
Schedule **4.11**	Changes and Unusual Transactions
Schedule **4.12**	Permitted Encumbrances
Schedule **4.14**	Technology
Schedule **4.15**	Owned Real Property
Schedule **4.16**	Leased Real Property
Schedule **4.17**	Environmental Matters

Schedule	**Description**
Schedule **4.18**	Employment Matters
Schedule **4.19**	Collective Agreements
Schedule **4.20**	Pension and Benefit Plans
Schedule **4.21**	Insurance
Schedule **4.22**	Material Contracts
Schedule **4.23**	Litigation
Schedule **4.24**	Tax Matters
Schedule **4.28**	Bank Accounts and Signing Officers
Schedule **8.5**	Letters of Credit
Schedule **8.6**	Hamilton Sewer Agreements

ARTICLE 2

PURCHASE AND SALE

2.1 Action by Vendor and Purchaser

Subject to the provisions of this Agreement, at the Closing Time:

(a) **Purchase and Sale of Purchased Shares** – the Vendor shall sell and the Purchaser shall purchase the Purchased Shares;

(b) **Payment of Purchase Price** – the Purchaser shall pay the Purchase Price to the Vendor as provided in **ARTICLE 3**;

(c) **Transfer and Delivery of the Purchased Shares** – the Vendor shall transfer and deliver to the Purchaser share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record; and

(d) **Other Documents** – the Vendor and Purchaser shall deliver such other documents as may be reasonably necessary to complete the transaction provided for in this Agreement.

2.2 Place of Closing

The Closing shall take place at the Closing Time at the offices of the Vendor's Counsel or at such other place as may be agreed upon by the Vendor and the Purchaser.

2.3 Tender

Any tender of documents under this Agreement shall be made upon the Parties or their respective counsel. Any tender of money under this Agreement shall be made as follows:

(a) for amounts less than $25 million, tender shall be made by delivery of:

(i) official bank draft drawn upon a Canadian chartered bank; or

(ii) negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company,

upon the Parties or their respective counsel; and

(b) for amounts equal to or in excess of $25 million, tender shall be made by delivery of a letter from the tendering Party's counsel addressed to the other Party confirming that the funds in question are in such counsel's trust account and that such counsel has irrevocable instructions to wire transfer such funds in immediately available funds to the Party entitled to payment immediately upon Closing.

2.4 Pre-Closing Reorganization

Not later than **[Intentionally Deleted]**, the Purchaser shall have the option to request in writing that the Company and the Subsidiaries execute a reorganization transaction that shall have been agreed to by the Vendor acting reasonably (the **"Purchaser Reorganization"**). The Vendor agrees to comply with such request and cause the Company and the Subsidiaries to undertake such transactions, including the execution of the necessary agreements and tax elections, provided that (i) the Purchaser provides a detailed written memorandum outlining the steps required to effect the Purchaser Reorganization, such memorandum to be agreeable to the Vendor acting reasonably; (ii) the Purchaser agrees to pay for any and all costs related to the completion of the Purchaser Reorganization including, without limitation, any registration or transfer fees and all Taxes of the Vendor, the Company and the Subsidiaries, including land transfer tax; (iii) the Purchaser Reorganization shall not adversely affect the UBS Security and the Collateral Agents and such other lenders party to the documents governing the UBS Security shall have consented to the Purchaser Reorganization, to the extent such consent is deemed by the Collateral Agents to be required under the documents governing or relating to the UBS Security; (iv) the Purchaser agrees to fully indemnify the Vendor, the Company, the Subsidiaries, the Collateral Agents and their respective officers and directors for all losses, costs, damages and expenses incurred by the Vendor, the Company, any Subsidiary or the Collateral Agents in respect of the Purchaser Reorganization, including indemnifying the Vendor, the Company, any Subsidiary or the Collateral Agents for any and all losses, costs, damages and expenses incurred by the Vendor to unwind the Purchaser Reorganization in the event that this Agreement is terminated or the Purchaser does not purchase the Purchased Shares, which indemnification shall survive Closing; (v) the Purchaser Reorganization does not result in any incremental Taxes to the Vendor, the Company or the Subsidiaries for which the Purchaser has not agreed to indemnify the Vendor, the Company and the Subsidiaries; (vi) the Purchaser agrees to prepare all agreements, conveyances, resolutions and any other document necessary to effect the Purchaser

Reorganization; (vii) the Vendor, the Vendor's Counsel and the Collateral Agents shall have had reasonable opportunity to review and approve all documents or other material prepared in respect of the Purchaser Reorganization; (viii) the Purchaser agrees to prepare and file all necessary tax elections required to complete such transactions including those to effect the Purchaser Reorganization on a tax-deferred basis; (ix) such amendments as are necessary to effect the Purchaser Reorganization are made to this Agreement, as determined by the Parties, acting reasonably.

2.5 Assistance in Tax Planning

Not later than **[Intentionally Deleted]**, the Vendor shall have the option to request in writing that the Vendor, the Purchaser, the Company and/or the Subsidiaries enter into such transactions, that shall have been agreed to by the Purchaser, acting reasonably, as the Vendor may consider appropriate to assist the Vendor in its tax planning (the **"Vendor Reorganization"**). The Purchaser agrees to comply with the Vendor Reorganization provided that: (i) the Vendor provides a detailed written memorandum outlining the steps required to effect the Vendor Reorganization, such memorandum to be agreeable to the Purchaser acting reasonably, (ii) the Vendor agrees to pay for any and all costs related to the completion of the Vendor Reorganization including, without limitation, any registration or transfer fees and all Taxes of the Purchaser, the Company or the Subsidiaries; (iii) the Vendor agrees to fully indemnify the Purchaser, the Company, the Subsidiaries and their respective officers and directors for all losses, costs, damages and expenses incurred by the Purchaser, the Company or any Subsidiary in respect of the Vendor Reorganization, which indemnity shall survive Closing; (iv) the Vendor Reorganization does not result in any incremental Taxes to the Purchaser, the Company or the Subsidiaries for which the Vendor has not agreed to indemnify the Purchaser, the Company and the Subsidiaries; (v) the Vendor agrees to prepare all agreements, conveyances, resolutions and any other document necessary to effect the Vendor Reorganization; (vi) the Purchaser and the Purchaser's Counsel shall have had reasonable opportunity to review all documents or other material prepared in respect of the Vendor Reorganization; (vii) the Vendor agrees to prepare and file all necessary tax elections required to complete such transactions; and (viii) such amendments as are necessary to effect the Vendor Reorganization are made to this Agreement, as determined by the Parties, acting reasonably.

ARTICLE 3

PURCHASE PRICE

3.1 Purchase Price

The amount payable by the Purchaser for the Purchased Shares (the **"Purchase Price"**), exclusive of all applicable sales and transfer taxes, shall, subject to the adjustments contemplated by Section **3.4** and Section **9.12**, be the amount of $110,000,000.

3.2 Satisfaction of Purchase Price

The Purchaser shall satisfy the Purchase Price as follows:

(a) upon execution of the Agreement by payment to the Vendor's Counsel of a deposit in the amount of $5,000,000 (the **"Deposit"**) to be invested in an interest bearing solicitor's trust account and applied in accordance with Section **3.8**;

(b) subject to Section **3.7**, by payment to the Vendor at the Closing Time of the Closing Amount; and

(c) subject to Section **3.7**, by payment to the Vendor of the balance, if any, in accordance with Sections **3.4** and **9.12**.

3.3 Delivery of Closing Balance Sheet

As soon as reasonably practicable after the Closing Date and in any event not later than 90 days thereafter, the Vendor shall cause to be prepared and delivered to the Purchaser the Closing Balance Sheet. The Parties shall co-operate fully in the preparation of the Closing Balance Sheet where required. Any and all costs associated with the Closing Balance Sheet shall be borne by the Purchaser.

3.4 Net Working Capital Adjustment

Within five Business Days after delivery by the Vendor to the Purchaser of the Closing Balance Sheet, if the Closing Net Working Capital exceeds the Target Net Working Capital, the Purchaser shall pay to the Vendor the amount of the excess on a dollar for dollar basis and if the Closing Net Working Capital is less than the Target Net Working Capital, then the Vendor shall pay the Purchaser the amount of the difference on a dollar for dollar basis.

3.5 Interest

The amount paid as an adjustment under Section **3.4** shall be paid together with interest thereon calculated and compounded monthly from the Closing Date to the date of payment, at the rate per annum equal to the rate quoted by the Royal Bank of Canada on the Closing Date as the reference rate of interest it uses for determining interest rates on Canadian dollar commercial loans in Canada and designated as such bank's prime rate.

3.6 Adjustment to Purchase Price

Any payment made by the Purchaser pursuant to Section **3.4** shall constitute an increase in the Purchase Price and any payment made by the Vendor pursuant to Section **3.4** shall constitute a reduction of the Purchase Price.

3.7 Section 116 Compliance

(a) With respect to the payment of the Closing Amount and the release of the Deposit:

(i) if the Vendor has delivered to the Purchaser not later than three Business Days prior to the Closing Date (the **"Certificate Delivery Date"**) a

certificate (a **"Section 116 Certificate"**) issued by the Minister of National Revenue under subsection 116(2) of the *Income Tax Act* (Canada) (the **"Tax Act"**) with a certificate limit which is equal to or greater than the aggregate of the Closing Amount and the Deposit, the Purchaser shall pay the entire Closing Amount to the Vendor and the Vendor's Counsel shall pay the entire Deposit and Deposit Interest (as hereinafter defined) to the Vendor at the Closing;

(ii) if the Vendor has not delivered to the Purchaser not later than the Certificate Delivery Date a Section 116 Certificate with a certificate limit which is equal to or greater than the aggregate of the Closing Amount and the Deposit:

(A) the Purchaser shall be required and entitled to withhold an amount (in this Section **3.7**, the **"Withheld Amount"**) equal to 25% of (I) if the Vendor has not delivered any Section 116 Certificate to the Purchaser by the Certificate Delivery Date, the aggregate of the Closing Amount and the Deposit, or (II) if the Vendor has delivered a Section 116 Certificate to the Purchaser by the Certificate Delivery Date, the amount, if any, by which the aggregate of the Closing Amount and Deposit exceeds the certificate limit of such Section 116 Certificate;

(B) the Withheld Amount shall be held in escrow by the Purchaser's Counsel, subject to release only upon the joint written instructions of the Vendor and the Purchaser given in accordance with this Section **3.7**;

(C) the Purchaser shall pay to the Vendor at Closing the amount by which the Closing Amount exceeds the Withheld Amount;

(D) the Parties acknowledge that the Purchaser may be obliged to pay the Withheld Amount, not later than 30 calendar days after the end of the calendar month in which Closing occurs, to the Receiver General of Canada on account of the Purchaser's liability under subsection 116(5) of the Tax Act for tax on behalf of the Vendor and agree that the amount so paid shall be credited to the Vendor as a payment to the Vendor on account of the Closing Amount;

(E) the Purchaser shall not remit the Withheld Amount in accordance with the provisions of the Tax Act prior to the day (in this Section **3.7**, the **"Remittance Date"**) that is 29 calendar days after the end of the calendar month in which Closing occurs or, if such day is not a Business Day, the immediately preceding Business Day;

(F) if the Vendor delivers to the Purchaser after the Closing Date and prior to the Remittance Date a Section 116 Certificate with a certificate limit which is equal to or greater than the aggregate of the Closing Amount and the Deposit or a certificate issued by the

Minister of National Revenue under subsection 116(4) of the Tax Act, the Purchaser shall, as soon as is reasonably practicable following delivery to the Purchaser of such Section 116 Certificate or certificate issued under subsection 116(4) of the Tax Act, instruct its counsel to pay by wire transfer to the Vendor an amount equal to the Withheld Amount together with all interest actually earned thereon less any withholding required under the Tax Act, and the Withheld Amount shall be credited to the Purchaser as payment on the account of the Closing Amount;

(G) if the Vendor fails to deliver to the Purchaser prior to the Remittance Date a Section 116 Certificate with a certificate limit which is equal to or greater than the aggregate of the Closing Amount and the Deposit or a certificate issued by the Minister of National Revenue under subsection 116(4) of the Tax Act, and the Purchaser has not received a letter from the Canada Revenue Agency (the **"CRA"**) acceptable to the Purchaser acting reasonably (in this Section **3.7**, a **"Comfort Letter"**) indicating that it need not remit any amounts under Section 116 of the Tax Act unless and until the CRA has notified it otherwise, then (I) the Purchaser shall remit the Withheld Amount to the Receiver General of Canada in accordance with the provisions of the Tax Act on the Remittance Date, (II) the amount so paid shall be credited to the Purchaser as a payment to the Vendor on account of the Closing Amount, and (III) the Purchaser shall instruct its counsel to pay by wire transfer to the Vendor an amount equal to all interest actually earned on the Withheld Amount, less any withholding required under the Tax Act; and

(H) if the Purchaser does not remit an amount on the Remittance Date because of the receipt of a Comfort Letter, the Purchaser may remit or cause Purchaser's Counsel to remit the Withheld Amount if and when required to do so in accordance with the terms of the Comfort Letter and the Withheld Amount shall be credited to the Purchaser as payment on account of the Closing Amount, and the Purchaser shall, as soon as reasonably practicable after such date, instruct Purchaser's Counsel to pay by wire transfer to the Vendor an amount equal to all interest actually earned on the Withheld Amount, less any withholding required under the Tax Act.

(b) If there is payment to be made by the Purchaser to the Vendor pursuant to Section **3.4** and/or Section **9.12** (such that the Purchase Price is greater than the Closing Amount), the following shall apply with respect to the payment by the Purchaser to the Vendor of such excess amount:

(i) if the Vendor has delivered to the Purchaser not later than three Business Days prior to the date on which such excess amount is owing, as finally determined, a Section 116 Certificate with a certificate limit which is greater than or equal to the Purchase Price as finally determined (or

deemed to have been finally determined) or a certificate issued by the Minister of National Revenue under subsection 116(4) of the Tax Act, then the Purchaser shall pay such excess amount to the Vendor on or before the date on which such excess amount is owing; and

(ii) if the Vendor has not delivered to the Purchaser not later than three Business Days prior the date on which such excess amount is owing, as finally determined, a Section 116 Certificate with a certificate limit which is equal to or greater than the Purchase Price as finally determined (or deemed to have been finally determined) or a certificate issued by the Minister of National Revenue under subsection 116(4) of the Tax Act, then the Vendor and the Purchaser agree that procedures consistent with those described in Section **3.7(a)(ii)** above shall apply in respect of such excess amount.

(c) To the extent interest is earned on any amount withheld by Purchaser and deposited in trust with Purchaser's Counsel pursuant to this Section **3.7**, Purchaser shall instruct Purchaser's Counsel to pay it as follows:

(i) as to 10% (or any greater or lesser percentage that may be required at the applicable time pursuant to the Tax Act or a tax treaty) of the interest earned on any such amount, to the Receiver General (Canada); and

(ii) as to the balance remaining thereafter, to Vendor.

Purchaser shall also, by the end of the month following the month in which payment of interest to Vendor occurs, cause Purchaser's Counsel to provide Vendor and Purchaser with proof that such amount has been remitted in a timely manner.

(d) If any amount is remitted to the Receiver General of Canada in accordance with this Section **3.7** and is subsequently refunded to the Purchaser, the Purchaser shall forthwith pay such refunded amount to the Vendor.

3.8 Treatment of Deposit

(a) In the event that Closing occurs, the Deposit shall be transferred by Vendor's Counsel to Vendor at the Closing in partial satisfaction of Purchaser's obligation to pay the Purchase Price.

(b) In the event that Closing does not occur, the transfer of the Deposit to the Vendor or the return thereof to the Purchaser, as the case may be, shall be governed by Section **9.4** and Section **9.5**.

(c) Regardless of whether or not Closing occurs, the Vendor shall be entitled to receive any and all interest earned on the Deposit while held by the Vendor's Counsel (the **"Deposit Interest"**).

(d) With respect to pre-Closing matters, the Deposit or the return thereof shall be the sole remedy of the Vendor or the Purchaser, as the case may be, against the other Party in the event of any breach of this Agreement by that other Party.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser the matters set out below as of the date of this Agreement (provided, however, that the Vendor makes no representation or warranty with respect to any matters occurring prior to December 31, 2003, and any reference to any matter, document or other materials contained herein dated prior to December 31, 2003 shall be for informational purposes only). Disclosure of a fact or matter to the Purchaser in any Schedule or other material delivered up to or made available to the Purchaser shall be sufficient disclosure for all purposes under this Agreement. The inclusion of any information in any Schedule (or any update) shall not be deemed to be an acknowledgement, in and of itself, that such information is required to be disclosed, is material to the Company or any of the Subsidiaries, has resulted in or would result in a Material Adverse Effect, or is outside the ordinary course of business.

4.1 Incorporation and Corporate Power

(a) The Company is a corporation duly incorporated and validly existing under the Laws of the Province of New Brunswick and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted.

(b) Each of the Subsidiaries is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted.

4.2 Residence of the Vendor

The Vendor is a non-resident of Canada for the purposes of the Tax Act.

4.3 Subsidiaries

The Subsidiaries listed in Schedule **4.3** are all the Subsidiaries. With the exception of the UBS Security as set out in Schedule **4.12**, which shall be discharged at or prior to Closing, the Company is the sole registered and beneficial owner of all of the issued and outstanding shares in the capital of each of the Subsidiaries, free and clear of all Encumbrances. The Company and the Subsidiaries are not partners in any partnership or participants in any joint venture.

4.4 Right to Sell

The Vendor is a corporation existing under the Laws of the State of Delaware. With the exception of the UBS Security as set out in Schedule **4.12**, which shall be discharged at or prior to Closing, the Vendor is the sole registered and beneficial owner of the Purchased Shares free and clear of all Encumbrances. The Vendor has the exclusive right to dispose of the Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any charter or by-law provision, Order, judgment, decree, licence, permit or Law, or to the Vendor's Knowledge, any contract to which the Vendor is a party or subject or by which the Vendor is bound or affected. The Purchased Shares are not subject to the terms of any shareholders' agreement.

4.5 Capitalization

(a) As of the date of this Agreement:

(i) the authorized and issued share capital of the Company and each of the Subsidiaries is as set forth in Schedule **4.5**;

(ii) all of the Purchased Shares and all the shares in each of the Subsidiaries have been duly and validly issued and are outstanding as fully paid and non-assessable shares; and

(iii) no options, warrants or other rights to purchase shares or other securities of the Company or of any of the Subsidiaries and no securities or obligations convertible into or exchangeable for shares or other securities of the Company or any of the Subsidiaries have been authorized or agreed to be issued or are outstanding.

(b) Immediately prior to the Closing:

(i) the Company and each of the Subsidiaries shall be authorized to issue that number of common shares set out in Schedule **4.5** and the note thereto;

(ii) all of the Purchased Shares and all the shares of each of the Subsidiaries shall have been duly and validly issued and outstanding as fully paid and non-assessable shares;

(iii) the Vendor shall own all of the Purchased Shares and the Company shall own all of the outstanding shares of each of the Subsidiaries; and

(iv) no options, warrants or other rights to purchase shares or other securities of the Company or of any of the Subsidiaries and no securities or obligations convertible into or exchangeable for shares or other securities of the Company or any of the Subsidiaries will have been authorized, subject to an agreement to be issued or be outstanding.

4.6 Due Authorization and Enforceability of Obligations

The Vendor has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and documents to be executed and delivered hereunder have been duly authorized by all necessary corporate action on the part of the Vendor. This Agreement and all documents to be executed and delivered by the Vendor hereunder constitute or shall constitute valid and binding obligations of the Vendor enforceable against it in accordance with its terms except:

(a) as may be limited by bankruptcy, reorganization, insolvency and similar laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and

(b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding may be brought.

4.7 Absence of Conflicts

The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance by Vendor with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under or result in the creation of any Encumbrance on any of the properties or the assets of the Company or Subsidiaries under any provision of:

(a) their respective articles of incorporation or by-laws;

(b) any Order or Governmental Authorization applicable to the Company or the Subsidiaries;

(c) to Vendor's Knowledge, any Contract applicable to the Company or the Subsidiaries; or

(d) assuming the Competition Act Approval and required consents to assignment of any Governmental Authorizations are duly and timely obtained or made, any Laws applicable to the Company, the Subsidiaries or their respective properties or assets;

other than such violations, defaults, terminations, cancellations or accelerations which, in the aggregate, do not have a Material Adverse Effect.

There has been no sale, assignment, subletting, licensing or granting of any rights in or other disposition of or in respect of any of the Company's or any of the Subsidiaries' assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase, assignment, subletting, licensing or granting of any rights in or other disposition of any of such assets other than pursuant to the provisions of, or as disclosed in, this Agreement or pursuant to

purchase orders for Inventory accepted by the Company or any of the Subsidiaries in the ordinary course of business.

4.8 Regulatory Approvals

To the Vendor's Knowledge, no approval, Order, consent of or filing with any Governmental Authority is required other than Competition Act Approval and required consents to assignment of any Governmental Authorizations on the part of the Vendor, the Company or any of the Subsidiaries, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Vendor's obligations under this Agreement or any other documents and agreements to be delivered under this Agreement other than those approvals, Orders, consents or filings where any failure to obtain or perform would not have a Material Adverse Effect.

4.9 Unaudited Financial Statements

To the Vendor's Knowledge, the Unaudited Financial Statements are consistent with the Books and Records and have been prepared in accordance with U.S. GAAP, subject to those exceptions set out in Schedule **4.9**, consistently followed throughout the period involved and fairly present in accordance with U.S. GAAP the financial condition and results of operations of the Company and the Subsidiaries as of the respective dates thereof and for the respective periods then ended (in each case subject to changes resulting from adjustments, none of which are material in amount or effect and subject to those exceptions set out in Schedule **4.9**).

4.10 Absence of Undisclosed Liabilities

To the Vendor's Knowledge, the Company and the Subsidiaries have not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) which continue to be outstanding, except those that (i) are disclosed in the Unaudited Financial Statements or in Schedule **4.10**, (ii) have been incurred in the ordinary course of business, or (iii) are not, in the aggregate, material.

4.11 Absence of Changes and Unusual Transactions

Since June 30, 2005, except as set out in Schedule **4.11** or as otherwise contemplated by this Agreement including the Purchaser Reorganization:

(a) there has not been any change in the financial condition, Business, assets or operations of the Company or the Subsidiaries other than changes which do not have a Material Adverse Effect;

(b) the businesses of the Company and the Subsidiaries have been carried on in the ordinary course;

(c) none of the Company or any of the Subsidiaries has purchased, transferred, assigned, sold or otherwise disposed of any of the material assets shown or reflected in the balance sheet as at September 30, 2005 set forth in the Unaudited

Financial Statements or cancelled any material debts or entitlements except, in each case, in the ordinary course of business;

(d) none of the Company or any of the Subsidiaries has, except for a Permitted Encumbrance as set out on Schedule **4.12**, discharged, created or permitted to exist any Encumbrance affecting any of its assets or property;

(e) none of the Company or any of the Subsidiaries, directly or indirectly, has declared or paid any dividends, other than stock dividends, or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, purchased or otherwise acquired any of its shares; and

(f) none of the Company or any of the Subsidiaries has authorized, agreed or otherwise become committed to do any of the foregoing.

4.12 Title to Certain Assets

Except as identified in Schedule **4.12** and as set out in Schedule **4.15**, each of the Company and the Subsidiaries is the sole legal and beneficial owner of all of its material assets and interests in its assets used in its business in the ordinary course with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances, save and except for those items listed in Schedule **4.12** which are to be released at or prior to Closing.

4.13 Business in Compliance with Law

To the Vendor's Knowledge, the operations of the Company and the Subsidiaries are conducted in compliance in all respects, with all Governmental Authorizations, Orders and Laws of each jurisdiction in which the Company and the Subsidiaries carry on business except for non-compliance which does not have a Material Adverse Effect.

4.14 Technology

To the Vendor's Knowledge:

(a) Schedule **4.14** sets forth a complete list and a brief description of all material Intellectual Property which has been registered, or for which applications for registration have been filed, by or on behalf of the Company or any of the Subsidiaries.

(b) There are no Claims by the Company or any of the Subsidiaries relating to breaches, violations, infringements or interferences with any of the Technology by any other Person.

(c) There are no Claims in progress or pending or threatened against the Company or any of the Subsidiaries relating to the Technology.

4.15 Owned Real Property

(a) Schedule **4.15** sets forth a complete list of the Owned Real Property in each case by reference to the registered and beneficial owner, and municipal address.

(b) Except as disclosed in Schedule **4.12**, the Company and/or the named Subsidiary, as the case may be, is the legal and beneficial owner of the Owned Real Property in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

4.16 Leased Real Property

(a) Schedule **4.16** sets forth a complete list of the Leased Real Property by reference to municipal address and description of corresponding Real Property Leases.

(b) All interests held by the Company or any of the Subsidiaries as lessee or occupant under the Real Property Leases are free and clear of all Encumbrances other than Permitted Encumbrances.

(c) All payments required to be made by the Company or any of the Subsidiaries pursuant to the Real Property Leases have been paid and, to the Vendor's Knowledge, neither of the Company nor any of the Subsidiaries is in default in meeting any of its obligations under any of the Real Property Leases.

4.17 Environmental Matters

Except as disclosed in Schedule **4.17**, and for litigation or similar proceedings, Schedule **4.23**, to the Vendor's Knowledge:

(a) All operations of the Company and the Subsidiaries conducted on the Real Property are in compliance in all respects with all Environmental Laws other than non-compliance which in the aggregate does not have a Material Adverse Effect.

(b) The Company and the Subsidiaries have all material Environmental Approvals that are necessary to operate the Business and such approvals are valid and in full force and effect.

(c) None of the Company or any of the Subsidiaries or any of their respective operations is in receipt of any Remedial Order or Claim directed to the Company or the Subsidiaries.

This Section **4.17** contains the sole and exclusive representations and warranties of the Vendor with respect to Environmental matters.

4.18 Employment Matters

(a) To the Vendor's Knowledge, and other than as set out in Schedule **4.19**, neither the Company nor any of the Subsidiaries have entered into any written or oral

employment, advisory or consulting agreement having a term of more than one year or providing for more than one year of severance or termination pay in any circumstance.

(b) Schedule **4.18** sets forth all of the non-competition agreements entered into by the Vendor, the Company or any of the Subsidiaries on the one hand and an Employee on the other.

(c) To the Vendor's Knowledge, the Vendor has complied with all applicable privacy Laws in collecting, using and disclosing Personal Information related to the Employees.

4.19 Labour Agreements

To the Vendor's Knowledge:

(a) Schedule **4.19** sets forth a complete list of all of the Collective Agreements.

(b) None of the Company or any of the Subsidiaries is in violation in any material respect of any Collective Agreement.

(c) No event has occurred or circumstance exists that could provide the basis for any material work stoppage or other material labour dispute.

(d) There is no lockout of any Employees by the Company or the Subsidiaries and no such action is currently being contemplated by the Company or the Subsidiaries.

4.20 Benefit Plans

To the Vendor's Knowledge:

(a) Schedule **4.20** sets forth a complete list of the Benefit Plans and the Union Plans. Current, true and complete copies of all Benefit Plans and Union Plans have been made available to the Purchaser.

(b) Except as disclosed in Schedule **4.20**, the Company and the Subsidiaries have no formal plan and have made no promise to improve or change the benefits provided under any Benefit Plan or Union Plan since June 30, 2005.

(c) All contributions or premiums required by applicable Laws and the terms of the Benefit Plans and Union Plans to have been paid in respect of the Benefit Plans and Union Plans by the Company and the Subsidiaries have been made by the Company and the Subsidiaries to the Benefit Plans and Union Plans, as applicable.

This Section **4.20** contains the sole and exclusive representations and warranties of the Vendor with respect to Benefit Plans and Union Plans.

4.21 Insurance

To the Vendor's Knowledge, each of the Company and the Subsidiaries maintains such policies of insurance as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets, including such policies of insurance as more particularly described in Schedule **4.21**.

4.22 Material Contracts

Schedule **4.22** sets forth a complete list of the Material Contracts that have not been listed on any other Schedule. These Material Contracts are all in full force and effect unamended and have not been assigned, nor are there any outstanding material defaults or violations under any such Material Contract on the part of the Company or any of the Subsidiaries which have a Material Adverse Effect.

4.23 Litigation

Except as disclosed in Schedule **4.23**, there are no Claims, investigations, complaints or other proceedings, including appeals and applications for review, in progress, or, to the Vendor's Knowledge, pending or threatened against or relating to the Company or any of the Subsidiaries or any of their respective assets before any Governmental Authority, which, if determined adversely to the Company or any of the Subsidiaries, would have a Material Adverse Effect.

4.24 Tax Matters

To the Vendor's Knowledge, except as specifically disclosed in Schedule **4.24**:

(a) each of the Company and the Subsidiaries, in all material respects, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon;

(b) each of the Company and the Subsidiaries, in all material respects, has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it;

(c) none of the Company or any of the Subsidiaries has requested or entered into any agreement or other arrangement, or executed any waiver, providing for any material extension of time within which (i) to file any Tax Return covering any Taxes for which the Company or any of the Subsidiaries is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Company or any of the Subsidiaries is or may be liable; (iii) the Company or any of the Subsidiaries is required to pay or remit any Taxes or amounts on account of

Taxes; or (iv) any Governmental Authority may assess or collect Taxes for which the Company or any of the Subsidiaries is or may be liable;

(d) none of the Company or any of the Subsidiaries has made, prepared and/or filed any material elections, designations or similar filings relating to Taxes or entered into any material agreement or other arrangement in respect of Taxes or Tax Returns that is not disclosed in the Company's or the relevant Subsidiary's Tax Returns;

(e) there are no material proceedings, investigations, audits or Claims now pending or threatened against the Company or any of the Subsidiaries in respect of any Taxes and there are no material matters under discussion, audit or appeal with any Governmental Authority relating to Taxes;

(f) each of the Company and the Subsidiaries, in all material respects, has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Law to be remitted by it;

(g) each of the Company and the Subsidiaries, in all material respects, has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it;

(h) each of the Company and the Subsidiaries have been, are now and will be at Closing a taxable Canadian corporation within the meaning of the Tax Act;

(i) neither the Company nor the Subsidiaries have forgiven any debt or otherwise triggered any of the provisions of the Tax Act respecting debt forgiveness; and

(j) the Company is duly registered under subdivision (d) of Division V of Part IX of the *Excise Tax Act* (Canada) with respect to the goods and services tax and harmonized sales tax **[Intentionally Deleted]** and under Division I of Chapter VIII of Title I of the *Québec Sales Tax Act* with respect to the Québec sales tax **[Intentionally Deleted]**.

4.25 Corporate Records

The Articles and by-laws for the Company and each of the Subsidiaries, including any and all amendments have been made available to the Purchaser and such Articles and by-laws as so amended are in full force and effect.

4.26 No Broker

The Vendor has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement in such manner as to not give rise to any valid claim for a brokerage commission, finder's fee or other like payment against the Purchaser, the Company or any of the Subsidiaries.

4.27 No Contractual Restrictions

To the Vendor's Knowledge, there are no contractual conditions relating to non-competition that are binding on the Company or the Subsidiaries that could prevent, restrict or otherwise affect the conduct of the Business or any operations of the Company or the Subsidiaries in a manner such that it would have a Material Adverse Effect.

4.28 Bank Accounts

Schedule **4.28** sets out a true and complete list of all of the bank accounts and applicable signing officers for the Company and each subsidiary.

4.29 Truth and Correctness of Documentation

To the Vendor's Knowledge, all information set forth in any documentation provided by the Vendor to the Purchaser in the data room established by the Vendor and pertaining to the Company, the Subsidiaries or the Purchased Shares was true and correct on the date of inclusion in the data room, such that any inaccuracies or omissions would not have a Material Adverse Effect.

4.30 Disclaimer of Other Representations and Warranties

Except as expressly set forth in this **ARTICLE 4**, the Vendor makes no representation or warranty, express or implied, at law or in equity, in respect of the Purchased Shares or the Company or any of the Subsidiaries or any of their respective assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations, warranties or conditions are expressly disclaimed. The Purchaser acknowledges and agrees that, except to the extent specifically set forth in this **ARTICLE 4**, the Purchaser is purchasing the Purchased Shares on an "as-is, where-is" basis.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Vendor the matters set out below:

5.1 Incorporation

The Purchaser is a corporation existing under the Laws of the Province of Alberta.

5.2 Due Authorization and Enforceability of Obligations

The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and documents to be executed and delivered hereunder have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and all documents to be executed and delivered by the Purchaser hereunder constitute or shall constitute valid and binding obligations of the Purchaser enforceable against it in accordance with its terms except:

(a) as may be limited by bankruptcy, reorganization, insolvency and similar laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and

(b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding may be brought.

5.3 Absence of Conflicts

The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance by Purchaser with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any provision of:

(a) its respective articles of incorporation or by-laws;

(b) any Order, Governmental Authorization or other agreement or instrument applicable to the Purchaser; or

(c) assuming the Competition Act Approval and required consents to assignment of any Governmental Authorizations is duly and timely obtained or made, any Laws applicable to the Purchaser or its respective properties or assets,

other than such violations, defaults, terminations, cancellations or accelerations which, in the aggregate, do not have a Material Adverse Effect.

5.4 Financial Ability

The Purchaser has cash on hand or firm commitments from lenders, copies of which have been provided to the Vendor, in amounts sufficient to allow it to pay the Purchase Price including any adjustments, and all other costs and expenses in connection with the consummation of the transactions contemplated by this Agreement.

5.5 Investment Canada

The Purchaser is not a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada).

5.6 Litigation

There are no Claims, investigations, complaints or other proceedings, including appeals and applications for review, in progress or, to the knowledge of the Purchaser, pending or threatened against or relating to the Purchaser, which, if determined adversely to the Purchaser, would:

(a) prevent the Purchaser from paying the Purchase Price to the Vendor;

(b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement; or

(c) prevent the Purchaser from fulfilling any of its obligations set out in this Agreement or arising from this Agreement.

5.7 Personal Information

The Purchaser's use and disclosure of Personal Information in connection with the conduct of the Company's and Subsidiaries' businesses after Closing will be carried out in compliance with all applicable Laws.

5.8 No Breach

As at the date of this Agreement, the Purchaser has no knowledge of any fact or circumstance which would constitute a breach by the Vendor of the Vendor's representations and warranties.

5.9 No Broker

The Purchaser has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without the intervention on its behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder's fee or other like payment against the Vendor.

5.10 Due Diligence by Purchaser

The Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and the Subsidiaries and of the nature and condition of their respective properties and assets and all other matters relevant to the purchase contemplated by this Agreement, and in making the determination to proceed with the transactions contemplated by this Agreement, the Purchaser has relied solely on the results of its own independent investigation and the representations and warranties in **ARTICLE 4**.

ARTICLE 6

SURVIVAL

6.1 Nature and Survival

All representations and warranties contained in this Agreement on the part of each of the Parties shall terminate as of the Closing Date and be of no further force and effect. Furthermore, at Closing, the Parties shall waive and release any and all Claims or other causes of action either of them may have or may ever have against the other relating to the transactions contemplated by this Agreement and shall not be entitled to pursue any claims or remedies, except for those relating to obligations of the Parties in respect of post-Closing matters or relating to fraud, including, but not limited to, those indemnities contained in Sections **2.4** and **2.5**.

ARTICLE 7

PURCHASER'S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Shares under this Agreement is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part).

7.1 Truth and Accuracy of Representations of Vendor at the Closing Time

To the Knowledge of the Vendor, there are no inaccuracies or breaches of the representations and warranties of the Vendor contained in this Agreement which in the aggregate constitute a Material Adverse Effect, except that the representations and warranties of the Vendor contained in Sections **4.4**, **4.5** and **4.6** shall be true and correct as at the Closing Time and shall not be subject to the Material Adverse Effect qualification, and the Purchaser shall have received a certificate of the Vendor confirming the truth and correctness of such representations and warranties.

7.2 Compliance with Vendor Covenants

There shall have been no breach of or non-compliance with any of the covenants, agreements and conditions under this Agreement by the Vendor if such breach or non-compliance has resulted in a Material Adverse Effect, and the Purchaser shall have received a certificate of the Vendor confirming such performance or compliance at the Closing Time.

7.3 Receipt of Closing Documentation

The Purchaser shall have received from the Vendor copies of all such documentation or other evidence as it may reasonably request in order to complete the transaction contemplated by this Agreement.

7.4 Consents and Authorizations

Except in respect of any Purchaser Reorganization, all consents, approvals, Orders and authorizations of any Governmental Authority, including Competition Act Approval, which, if not obtained, would render completion of the transactions contemplated by this Agreement unlawful shall have been obtained at or before the Closing Time.

7.5 No Proceedings

There shall be no Order issued preventing, and no pending or threatened Claim or proceeding, judicial or administrative, or investigation against any Party by any Governmental Authority, for the purpose of enjoining or preventing the consummation of, the transactions contemplated by this Agreement.

7.6 Directors and Officers of the Company and Subsidiaries

The directors and officers of the Company and each of the Subsidiaries shall have resigned and executed and delivered comprehensive releases in favour of the Company and each of the Subsidiaries in form and substance satisfactory to Purchaser acting reasonably for any and all Claims they may have against the Company or the Subsidiaries.

7.7 No Material Adverse Change

No event, circumstance or series of events or circumstances resulting in a Material Adverse Effect shall have occurred.

7.8 Encumbrances

The Vendor shall have obtained the discharge of the UBS Security and shall have used its reasonable best efforts to discharge the contingent liability of the Company and PSC Industrial Holdings Inc. in respect of indemnity obligations in favour of **[Intentionally Deleted]** registered at various Personal Property Security Registries in the provinces of Canada, and Vendor shall have used its reasonable best efforts to procure the discharge at or prior to Closing of the remainder of all Encumbrances other than Permitted Encumbrances.

7.9 Transitional IT Services Agreement

The Vendor and the Purchaser shall have entered into a Transitional IT Services Agreement on terms and conditions, including the amount of the fee payable by the Purchaser to the Vendor, satisfactory to the Parties, acting reasonably, whereby the Vendor agrees to provide IT services support and such other services as the Parties may mutually agree, to the Company and the Subsidiaries consistent with the Vendor's past services and support of the Company and the Subsidiaries. All such services and support shall be provided for a period of up to 12 months following the Closing Date.

If any of the foregoing conditions in this **ARTICLE 7** has not been fulfilled by Closing, the Purchaser may terminate this Agreement by notice in writing to the Vendor, in which event the

Parties are released from all obligations under this Agreement, except to the extent provided in Sections **9.4** and **9.5**. The Purchaser may waive compliance with any condition in whole or in part if it sees fit to do so without prejudice to its rights of termination in the event of non-fulfilment of any other condition.

ARTICLE 8

VENDOR'S CONDITIONS PRECEDENT

The obligation of the Vendor to complete the sale of the Purchased Shares under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by it in whole or in part).

8.1 Truth and Accuracy of Representations of the Purchaser at Closing Time

To the Knowledge of the Purchaser, there are no inaccuracies or breaches of the representations and warranties of the Purchaser contained in this Agreement and the Vendor shall have received a certificate of the Purchaser confirming the truth and correctness of such representations and warranties.

8.2 Performance of Obligations

The Purchaser shall have performed or complied with, in all material respects, all its obligations and covenants under this Agreement and the Vendor shall have received a certificate of the Purchaser confirming such performance or compliance at the Closing Time.

8.3 Consents and Authorizations

All consents, approvals, Orders and authorizations of any Governmental Authority, including Competition Act Approval, which, if not obtained, would render completion of the transactions contemplated by this Agreement unlawful shall have been obtained at or before the Closing Time.

8.4 Release

The Company and each of the Subsidiaries shall have executed comprehensive releases in favour of each resigning director and officer.

8.5 Letters of Credit

The Vendor or any of its Affiliates, as applicable, shall have received from the Purchaser evidence of delivery to the beneficiaries thereof of letters of credit in amounts equal to, and in substance substantially similar to and for the purpose of replacing, the letters of credit issued on behalf of the Vendor or any of its Affiliates, as applicable, listed in Schedule **8.5**. The Purchaser shall cause the beneficiaries of the letters of credit, issued on behalf of the Vendor or any of its Affiliates and listed on Schedule **8.5**, to return such letters of credit to the issuers thereof or the

Vendor, and shall use its best efforts to cause such return on or before March 31, 2006. Furthermore, the Purchaser also agrees that:

(a) If any beneficiary does not within five days following the Closing Date return such letter(s) of credit posted by the Vendor or any of its Affiliates, the Purchaser shall pay interest to the Vendor on the balance of such letter(s) of credit calculated and compounded monthly from the Closing Date to the date of return of the letter(s) of credit to the Vendor, at the rate per annum of 2%. Such interest is to be due and payable to the Vendor (i) at the time of payment of the Net Working Capital Adjustment, and (ii) on the first date of each month following the time of payment of the Net Working Capital Adjustment, for any period of time that any letter of credit listed in Schedule **8.5** remains outstanding following the time of payment of the Net Working Capital Adjustment.

(b) If any beneficiary does not within 20 days following the Closing Date return the letter(s) of credit posted by the Vendor or any of its Affiliates, the Purchaser shall instead on such 20th day following the Closing Date deliver a "back-up" letter of credit in favour of the issuer of such letter of credit and the Vendor in substance and in form acceptable to such issuer from a financial institution acceptable to such issuer for the aggregate amount at Closing which remains outstanding under such issuer's letter(s) of credit which can be drawn upon by the issuer of such letter of credit and the Vendor if an applicable beneficiary draws upon the letter(s) of credit posted by the Vendor or any of its Affiliates with such beneficiary. Upon a beneficiary returning to the Vendor or its Affiliate any letter of credit for which the Purchaser has provided the "back-up" letter of credit to the issuer of such letter of credit and the Vendor pursuant to this Section **8.5**, the "back-up" letter of credit shall be reduced by the amount of such returned letter of credit.

(c) Without regard to whether Purchaser has posted a letter(s) of credit in favour of a beneficiary, if at any time, or from time to time, the beneficiary of a letter of credit(s) listed in Schedule **8.5** is drawn upon by a beneficiary following the Closing, the Purchaser shall immediately upon demand reimburse the Vendor or any of its Affiliates in cash for the full amount of such drawing.

8.6 City of Hamilton Agreements

The Purchaser shall have assumed all of the Vendor's existing and future obligations and responsibilities, including the granting of indemnities, owed to the City of Hamilton or any other party to the agreements set out in Schedule **8.6** (the **"City of Hamilton Agreements"**) with the result being that the Vendor shall not retain any liability under the City of Hamilton Agreements and the Purchaser shall have no recourse to the Vendor for any past or future claims made under such agreements. In connection with the assumption of the City of Hamilton Agreements, the Purchaser, with assistance from the Vendor if required, shall take all commercially reasonable steps to notify and to obtain any required consents and releases from the City of Hamilton or from any other party to the City of Hamilton Agreements.

8.7 Confirmation of Release

The Purchaser shall provide to the Vendor evidence that the Purchaser has secured insurance in accordance with Section **9.15(a)** and shall have released the Vendor from any insured obligations relating to any insurable events occurring subsequent to the Closing Date.

If any of the foregoing conditions in this **ARTICLE 8** has not been fulfilled by Closing, the Vendor may terminate this Agreement by notice in writing to the Purchaser, in which event the Parties are released from all obligations under this Agreement, except to the extent provided in Sections **9.4** and **9.5**. The Vendor may waive compliance with any condition in whole or in part if it sees fit to do so without prejudice to its rights of termination in the event of non-fulfilment of any other condition.

ARTICLE 9

OTHER COVENANTS AND AGREEMENTS OF THE PARTIES

9.1 Conduct of Business Prior to Closing

During the period from the date of this Agreement to the Closing Time, the Vendor shall:

(a) **Conduct Business in the Ordinary Course** – except as otherwise contemplated or permitted by this Agreement (including any and all steps required to effect the Purchaser Reorganization and/or the Vendor Reorganization) or with the Purchaser's prior written consent during the period between the date hereof and the Closing Time, the Vendor will, and will cause the Company and each of its Subsidiaries to:

(i) operate the Business in the ordinary course thereof, consistent with past practices, where possible;

(ii) take all reasonable action to preserve the Business and the goodwill of the Company and each of its Subsidiaries and their respective relationships with customers, suppliers and others having business dealings with them, to keep available the services of the Employees and to use best efforts to maintain in full force and effect all agreements to which any of them is a party;

(iii) take all reasonable action to maintain their tangible properties and assets in the same condition, ordinary wear and tear excepted;

(iv) take all reasonable action to ensure that the Company and each of its Subsidiaries do not:

(A) incur or assume any long-term debt (including obligations in respect of leases or inter-company debt) or create any Encumbrance upon any of its respective properties or assets or guarantee or otherwise become liable for the obligations of any

other Person or make any loans or advances to any person outside of the ordinary course;

(B) sell or otherwise dispose of any of its respective properties or assets, except in the ordinary course of business, or in connection with transactions disclosed to the Purchaser;

(C) make any commitment to make a capital expenditures in the aggregate in excess of $**[Intentionally Deleted]**;

(D) waive, release, terminate, grant or transfer any rights or modify, change or enter into any agreement, other than in the ordinary course of business consistent with past practice, or with respect to agreements that have been disclosed to the Purchaser; and

(E) other than the existing retention bonuses disclosed to the Purchaser, ensure that the Company and each of its Subsidiaries do not increase, in any material manner, the compensation or employee benefits of any of its respective directors, officers or employees, or pay or agree to pay to any of their respective directors, officers or employees any pension, severance or termination amount or other employee benefit not required by any of the employee benefit plans and programs disclosed to the Purchaser;

(b) **Continue Insurance** – use commercially reasonable efforts to continue in force all policies of insurance maintained by or for the benefit of the Company or any of the Subsidiaries;

(c) **Approvals** – co-operate with the Purchaser with respect to obtaining Competition Act Approval.

9.2 Access for Investigation

(a) The Vendor shall permit the Purchaser and those representatives of the Purchaser which are approved by the Vendor, such approval to not be unreasonably withheld, between the date of this Agreement and the Closing Time, without interference to the ordinary conduct of business, reasonable access during normal business hours to (i) the Real Property, (ii) the Books and Records, and (iii) the properties and assets of the Company or any of the Subsidiaries, provided that the Purchaser may not conduct any Environmental investigations in, on, under or near any Real Property including any sampling or interview any Employees without the Vendor's prior consent, such consent not to be unreasonably withheld. The Vendor shall furnish to the Purchaser copies of Books and Records (subject to any confidentiality agreements or covenants relating to any such Books and Records) as the Purchaser shall from time to time reasonably request to enable confirmation of the matters warranted in **ARTICLE 4**. Notwithstanding the foregoing, without the prior written consent of the Vendor, the Purchaser shall not contact, and shall instruct its counsel, financial advisors, auditors and other authorized

representatives not to contact, any of the suppliers, customers, clients or financing sources of the Company or any of the Subsidiaries with respect to the Company or any of the Subsidiaries or the transactions contemplated by this Agreement.

(b) Notwithstanding Section **9.2(a)**, the Vendor shall not be required to disclose any information, records, files or other data to the Purchaser where prohibited by any Laws.

9.3 Retention by Vendor

The Purchaser agrees that the Vendor may retain (a) a copy of all materials provided to the Purchaser, together with a copy of all documents referred to in such materials, (b) all materials prepared in connection with the transactions contemplated by this Agreement, including bids received from others and information relating to such bids, (c) copies of materials which may be relevant in connection with disputes arising hereunder, and (d) copies of all consolidating and consolidated financial information and all other accounting materials prepared or used in connection with the preparation of any financial statements of the Vendor or any of its Affiliates.

9.4 Notice by Vendor of Certain Matters

(a) The Vendor shall give written notice to the Purchaser prior to Closing of any facts or circumstances of which the Vendor becomes aware that would serve as a basis for a Claim either:

(i) by the Vendor against the Purchaser based upon a breach of any representation, warranty, covenant or agreement of the Purchaser contained in this Agreement to be performed by the Purchaser at or prior to the Closing; or

(ii) by the Purchaser against the Vendor based upon a breach of any representation, warranty, covenant or agreement of the Vendor contained in this Agreement to be performed by the Vendor at or prior to the Closing.

(b) In the circumstances specified in Section **9.4(a)(ii)** and subject to **ARTICLE 7**, the Purchaser shall have the option to (i) terminate this Agreement; or (ii) complete the transactions contemplated by this Agreement. If Purchaser elects to terminate this Agreement, it shall serve notice thereof to the Vendor. Only in the event that the Vendor is in breach of Section **7.1** or Section **7.2** shall the Purchaser be entitled to a return of the Deposit. Any such return shall be delivered within two Business Days of its receipt of such notice. For greater certainty, such a return of the Deposit shall be the Purchaser's sole and exclusive remedy and will act as liquidated damages. The Vendor shall, in all instances, be entitled to the Deposit Interest.

(c) In the circumstances specified in Section **9.4(a)(i)** and subject to **ARTICLE 8**, the Vendor shall have the option to (i) terminate this Agreement; or (ii) complete the transactions contemplated by this Agreement. If Vendor elects to terminate

this Agreement, it shall serve notice thereof to the Purchaser and Vendor shall be entitled to receive the Deposit and Deposit Interest. For greater certainty, such a transfer of the Deposit and Deposit Interest shall be the Vendor's sole and exclusive remedy and, as an accurate estimate of actual damages, will act as liquidated damages.

9.5 Notice by Purchaser of Certain Matters

(a) The Purchaser shall give the Vendor written notice, prior to the Closing, of any facts or circumstances of which the Purchaser becomes aware that would serve as a basis for a Claim either:

(i) by the Purchaser against the Vendor based upon a breach of any representation, warranty or covenant of the Vendor contained in this Agreement to be performed by the Vendor at or prior to the Closing; or

(ii) by the Vendor against the Purchaser based upon a breach of any representation, warranty or covenant of the Purchaser contained in this Agreement to be performed by the Purchaser at or prior to the Closing.

(b) In the circumstances specified in Section **9.5(a)(ii)** and subject to **ARTICLE 8**, the Vendor shall have the option to (i) terminate this Agreement; or (ii) complete the transactions contemplated by this Agreement. If Vendor elects to terminate this Agreement, it shall serve notice thereof to the Purchaser and Vendor shall be entitled to receive the Deposit and Deposit Interest. For greater certainty, such a transfer of the Deposit and Deposit Interest shall be the Vendor's sole and exclusive remedy and, as an accurate estimate of actual damages, will act as liquidated damages.

(c) In the circumstances specified in Section **9.5(a)(i)** and subject to **ARTICLE 7**, the Purchaser shall have the option to (i) terminate this Agreement; or (ii) complete the transactions contemplated by this Agreement. If Purchaser elects to terminate this Agreement, it shall serve notice thereof to the Vendor and only in the event that the Vendor is in breach of Section **7.1** or Section **7.2** shall the Purchaser be entitled to a return of the Deposit. Any such return shall be delivered within two Business Days of its receipt of such notice. For greater certainty, such a return of the Deposit shall be the Purchaser's sole and exclusive remedy and will act as liquidated damages. The Vendor shall, in all instances, be entitled to the Deposit Interest.

9.6 Confidentiality

(a) Prior to the Closing, the Purchaser shall keep confidential all information disclosed to it by the Vendor or its agents relating to the Company or any of the Subsidiaries, except information which:

(i) is part of the public domain;

(ii) can be demonstrated to have been in the possession of the Purchaser before disclosure by the Vendor; or

(iii) was received in good faith from an independent Person who was lawfully in possession of such information free of any obligation of confidence.

Such information is confidential and proprietary to the Vendor and the Company or the Subsidiaries and the Purchaser shall only disclose such information to those of its employees and representatives of its advisors who need to know such information for the purposes of evaluating and implementing the transaction contemplated in this Agreement. Notwithstanding the foregoing, the Purchaser shall keep confidential all Personal Information disclosed to it by the Vendor or its agents and will not disclose the Personal Information except in accordance with applicable Law. If this Agreement is terminated without completion of the transactions contemplated by this Agreement, the Purchaser shall promptly return all documents, work papers and other written material (including all copies) obtained from the Vendor, the Company or any Subsidiaries in connection with this Agreement, and not previously made public and shall continue to maintain the confidence of all such information.

(b) After the Closing, the Vendor shall keep confidential all Personal Information it disclosed to the Purchaser and all information relating to the Company or any of the Subsidiaries, except information which:

(i) is part of the public domain;

(ii) becomes part of the public domain other than as a result of a breach of these provisions by the Vendor; or

(iii) was received in good faith after Closing from an independent Person who was lawfully in possession of such information free of any obligation of confidence.

9.7 Non-Competition; Non-Solicitation

The Purchaser and Vendor agree that, at the Closing Time, they shall enter into a non-competition agreement which shall survive the Closing Date for a period of 24 months and which shall prohibit:

(a) the Vendor and its Subsidiaries, directly or indirectly, from carrying on or being engaged in any business competitive with the Business as it currently operates in Canada;

(b) each of the Company, the Subsidiaries, and any of the Company's or the Subsidiaries' respective successors, assigns or Employees, or any asset of the Business used or caused to be used by the Purchaser, directly or indirectly, from carrying on or being engaged in any business competitive with the Vendor's business in the United States as it currently operates (including, but not limited to industrial cleaning and maintenance, environmental and waste services, automotive industry services and transportation) unless such competition occurs

by way of a purchase by the Purchaser of one of the Vendor's then-existing competitors; and

(c) the Vendor and the Purchaser and their respective Affiliates from soliciting for employment or otherwise contracting for the services of any individual who is employed (either as an employee, contractor or full-time consultant) by the other Party.

To the extent permitted by draft paragraph 56.4(3)(c) of the **Tax Act** as proposed in the July 18, 2005 draft technical amendments to the Tax Act (the **"Draft Technical Amendments"**), or any similar provision that may be proposed in any revisions to the Draft Technical Amendments, Purchaser and Vendor will make an election to apply draft paragraph 56.4(3)(c) of the Tax Act (or such provision of the Tax Act as becomes the substantive equivalent of paragraph 56.4(3)(c) when the Tax Act is amended to reflect the Draft Technical Amendments). Vendor and Purchaser agree that the Purchase Price includes the amount of $**[Intentionally Deleted]** that is paid by Purchaser to Vendor in respect of the "restrictive covenants", as that term is defined in the Draft Technical Amendments. Purchaser and Vendor shall each include a copy of the prescribed form in their Canadian federal income Tax Return for their taxation year that includes the day on which any restrictive covenant is agreed to and such Tax Return will be filed on or before the filing due date for that year. If a prescribed form is not available at that time, then the election shall be made in a manner acceptable to the CRA. If any provincial Governmental Authority proposes a similar provision, then Purchaser and Vendor shall make a similar provincial election. If it is determined by the CRA (or a provincial taxation authority) that the portion of the Purchase Price reasonably attributable to a "restrictive covenant" is other than the amount set out herein, and Vendor is in agreement with such determination, then Purchaser and Vendor agree to make the draft paragraph 56.4(3)(c) election (or the provincial election) to the maximum extent permitted by the Draft Technical Amendments, or revisions thereto (or the similar provincial provisions). If the determination by the CRA (or provincial taxation authority) is made after the end of the taxation year in which the restrictive covenant is agreed to, and Vendor is in agreement with such determination, Purchaser and Vendor shall file an amended election forthwith after such determination. For greater certainty, the amount allocated to the restrictive covenant shall, for the purposes of Section **3.7**, be considered to be an amount paid for the Purchased Shares and not an amount paid for the "restrictive covenant" and the Vendor shall apply for a Section 116 Certificate or a certificate issued under subsection 116(4) of the Tax Act on the basis that the amount paid for the restrictive covenant is proceeds for the Purchased Shares.

9.8 Third Party Consents

The Parties shall each use their reasonable best efforts, on or before the Closing Date, to obtain all necessary consents, waivers, authorizations and approvals of all third parties required in connection with the Closing and the performance of this Agreement. The Purchaser will use its reasonable best efforts to assist the Vendor in obtaining any consents of third parties necessary or advisable in connection with the transactions contemplated by this Agreement, including providing to such third parties such financial statements and other publicly available financial information with respect to the Purchaser as such third parties may reasonably request.

9.9 Change of Name

The Purchaser covenants and agrees to, within 30 days after the Closing Date: (a) file articles of amendment for the Company and each Subsidiary changing the name of each entity to a name not containing "PSC" or "Caligo" or any variation thereof; and (b) cancel all applicable business name registrations of the Company and each Subsidiary containing "PSC" or "Caligo" previously registered by the Vendor. The Purchaser shall deliver to the Vendor evidence of the cancellation of the forgoing as soon as reasonably practicable upon completion of the aforementioned, and the Purchaser shall not use any name containing "PSC" or "Caligo" or any variation thereof in connection with carrying on the Business on a going forward basis.

9.10 Actions to Satisfy Closing Conditions

(a) Each of the Parties shall use commercially reasonable efforts to take all such actions as are within its power to control, and to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in **ARTICLE 7**, **ARTICLE 8** or **ARTICLE 9** which are for the benefit of any other Party.

(b) The Parties shall promptly, but not later than December 16, 2005 or at such other date as the Parties may agree, file a pre-merger notification pursuant to, and in compliance with, the Competition Act and the regulations thereunder with respect to the transaction contemplated by this Agreement unless the Parties both agree to request the issuance of an ARC and that a pre-merger notification will not also be filed. The Purchaser and the Vendor shall promptly furnish any additional information requested of them under the Competition Act, unless both the Purchaser and the Vendor shall agree not to provide such information. Each of Purchaser and Vendor shall supply the other (or their respective counsel) with copies of:

(i) all notices and information supplied or filed by it under Competition Act (save and except for notices and information which a Party, in each case acting reasonably, considers highly confidential and sensitive which may be filed on a confidential basis); and

(ii) all notices and correspondence with the officials under the Competition Act.

(c) The Purchaser shall co-operate with the Vendor and keep the Vendor informed as to the status of the proceedings related to the application, notification and filings, relating to Competition Act Approval and provide the Vendor with copies of such applications, notifications and filings in draft form, deleting information that is confidential the Purchaser, or on a counsel-only basis, or as may be agreed by the Parties in writing.

(d) The Purchaser, with the co-operation of the Vendor where reasonably required, shall take any and all steps in order to avoid the entry of any injunction, interim Order or other Order which would otherwise have the effect of preventing the

Closing, and if any such injunction, interim Order or other Order is entered, the Purchaser shall take any and all steps to have it vacated, rescinded or lifted. For greater certainty, **"any and all steps"** shall include without limitation committing to or effecting undertakings, a consent agreement, a hold separate arrangement, a consent Order, a hold separate Order, a sale, a divestiture, a disposition or other action, in any such case without any reduction of the Purchase Price.

9.11 Preservation and Access to Books and Records

For a period of four years from the Closing Date or for such longer period as may be required by applicable Law, the Purchaser shall retain all original Books and Records relating to the Company and the Subsidiaries for the period prior to the Closing Date in the condition that such Books and Records were delivered by the Vendor to the Purchaser. Subject to applicable Law, the Vendor shall have the reasonable right to inspect and make copies at its own expense of the original Books and Records relating to the Company and the Subsidiaries for the period prior to the Closing Date during such four-year period upon reasonable request during normal business hours and upon reasonable notice. This Section **9.11** shall survive the Closing Date.

9.12 Inter-Company Payments

(a) The Vendor shall use reasonable efforts to ensure that the amount of all inter-company payables and all other inter-company liabilities, net of the amount of all inter-company receivables, owing to the Vendor and its Affiliates (excluding the Company and the Subsidiaries) by the Company and the Subsidiaries and outstanding immediately prior to the Closing have been capitalized by the addition to paid up capital by the Company to the Vendor.

(b) The parties acknowledge that the Vendor will have only estimates of such amounts immediately prior to the Closing, and accordingly, a post-Closing adjustment between the Vendor and Purchaser may be required. Accordingly, at the time the Vendor delivers to the Purchaser the Closing Balance Sheet pursuant to Section **3.3**, the Vendor shall also advise the Purchaser in writing whether there remained on Closing (i) any inter-company payables and other inter-company liabilities in excess of inter-company receivables (**"Net Payables"**), or (ii) any inter-company receivables in excess of inter-company payables and other inter-company liabilities (**"Net Receivables"**).

(c) If on Closing, there were Net Payables, the Vendor shall pay the Purchaser an amount equal to the amount of the Net Payables, whereupon the Purchaser shall lend the Company such amount on a non-interest bearing basis, and shall cause the Company to pay the Net Payables to the Vendor (the Vendor acting as agent for itself and all affiliates of the Vendor entitled to be paid the Net Payables). If on Closing, there were any Net Receivables, the Purchaser shall pay the Vendor (the Vendor acting as agent for itself and all affiliates of the Vendor entitled to receive the Net Receivables) an amount equal to the amount of such Net Receivables, whereupon the Vendor shall cause the Net Receivables to be paid to the extent of any net amount so received by the Vendor from the Purchaser.

(d) Any payments made by the Purchaser to the Vendor or by the Vendor to the Purchaser pursuant to this Section **9.12** shall be made at the same time as any payments are to be made by the Purchaser or the Vendor, as applicable, pursuant to **Section 3.4** or as applicable. The Vendor shall have no liability to the Purchaser as a result of there being Net Payables or Net Receivables other than to make payments described above.

(e) Any adjustment made pursuant to this Section **9.12** shall be an adjustment to the Purchase Price.

9.13 Pension and Benefit Matters

(a) The Purchaser agrees that it shall be responsible for and pay, or cause the Company or a Subsidiary to pay (i) any short-term disability and long-term disability benefits which in each case are payable to any current or former Employee who is on short-term disability as of the Closing Date; (ii) any severance benefits which are payable to any current or former Employee on or after the Closing Date; and (iii) any workers' compensation benefits which are payable to or on behalf of any current or former Employee on or after the Closing Date.

(b) The Purchaser agrees to (i) from and after the Closing Date, recognize each union that is a party to any collective bargaining agreement covering any Employees as the collective bargaining representative of such Employees, (ii) retain and honour any such collective bargaining agreement from and after the Closing Date, and (iii) without limitation of the foregoing, provide all employee benefits required to be provided on or after the Closing Date under any collective bargaining agreement covering Employees.

9.14 Risk of Loss

Notwithstanding anything to the contrary in this Agreement, in the event of damage by fire or other casualty to the properties or assets of the Company or any Subsidiary prior to Closing, this Agreement shall remain in full force and effect, there shall be no reduction in the Purchase Price, and no failure of a condition to Closing shall be deemed to exist by virtue of such event if, in any such event, the Vendor, at its option and prior to Closing, (a) repairs such damage (which the Vendor shall have no obligation to do), (b) collects (and when collected pays over to the Purchaser) all insurance claims related to such damage, or (c) assigns to the Purchaser such insurance claims.

9.15 Insurance

(a) The Purchaser acknowledges and agrees that, following the Closing, the policies of insurance maintained by the Company and the Subsidiaries shall be terminated or modified to exclude coverage of all or any portion of the Company and the Subsidiaries by the Vendor, and, as a result, the Purchaser shall be obligated at or before Closing to obtain at its sole cost and expense replacement insurance, including insurance required by any third party to be maintained by the Company.

The Purchaser further acknowledges and agrees that the Purchaser will need to provide to certain Governmental Authorities and third parties evidence of such replacement or substitute insurance coverage for the continued operations of the Business following the Closing.

(b) After the Closing Date, the Vendor shall remain responsible for any claims that relate to insurable events that occur prior to the Closing Date that relate solely to the Business, provided that such losses or the claims associated with such losses are compensable under any policies procured by the Vendor, including but not limited to those policies covering general liability, automobile liability, premises pollution liability, crime, property damage, workers' compensation, contractors' pollution liability, or errors and omissions. Further, the Company or any Subsidiary shall use its reasonable commercial efforts to ensure that the Vendor is able file, provide notice, and otherwise continue to pursue these claims pursuant to the terms of such policies.

9.16 Consent to Jurisdiction

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of any Ontario court sitting in Toronto in any action or proceeding arising out of or related to this Agreement and irrevocably agrees that all Claims in respect of any such action or proceeding shall be heard and determined in such Ontario court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. The Vendor irrevocably appoints Osler, Hoskin & Harcourt LLP (the "**Process Agent**"), with an office as of the date of this Agreement at Suite 6600, First Canadian Place, Toronto, Ontario, for the attention of Michael Davies as its agent to receive on behalf of it and its property service of copies of the statement of claim and any other process which may be served in any such action or proceeding. Such service may be made by delivering a copy of such process to the Vendor in care of the Process Agent at the Process Agent's above address, and the Vendor irrevocably authorizes and directs the Process Agent to accept such service on its behalf. A final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

9.17 Stub Period Returns

(a) The Purchaser shall cause the Company and the Subsidiaries to duly and timely make or prepare all Tax Returns required to be made or prepared by them and to duly and timely file all Tax Returns required to be filed by them for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date. The Purchaser shall also cause each of the Company and the Subsidiaries to duly and timely make or prepare all Tax Returns required to be made or prepared by them and to duly and timely file all Tax Returns required to be filed by them for periods beginning before and ending after the Closing Date.

(b) The Vendor and the Purchaser shall co-operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of the Company or

any of the Subsidiaries for a period ending on, before or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Law with respect to Taxes.

(c) Tax Returns required to be caused to be prepared by the Purchaser for periods ending on or before the Closing Date or for periods beginning before and ending after the Closing Date shall be submitted in draft form to the Vendor not later than 60 days after the Closing Date. The Vendor shall, subject to applicable Law, have the right to require the Purchaser to cause reasonable changes to be made to any such Tax Return by communicating such changes in writing to the Purchaser at least 15 days before the date on which such Tax Return is required by Law to be filed with the relevant Governmental Authority. The Purchaser shall make, or cause to be made, such changes required by the Vendor and file only such Tax Return on or before the date on which it is required by Law to be filed with the relevant Governmental Authority.

(d) The decision of whether or not to make an election under subsection 256(9) of the Tax Act and any corresponding provincial election in respect of the taxation year of the Company or any Subsidiaries ending as a result of the Closing shall be determined by the Parties, acting reasonably.

9.18 Delivery of the Audited Financial Statements

In the event that the Audited Financial Statements are not delivered by the Company at or prior to the Closing Time, the Vendor and the Purchaser shall work cooperatively and take or cause to be taken all necessary steps to ensure that the Audited Financial Statements are delivered to the Purchaser and to the Vendor as soon as practicable following the Closing Time.

ARTICLE 10

GENERAL

10.1 Public Notices

(a) Subject to Section **9.6**, until the receipt of the final payment by the Purchaser to the Vendor pursuant to Section **3.2(c)**, the Parties shall jointly plan and co-ordinate any notices to the employees, suppliers or customers of the Company or its Subsidiaries concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, such approval not to be unreasonably withheld.

(b) Subject to Section **9.6**, from the date of this Agreement until ten days after the Closing Date, the Parties shall jointly plan and co-ordinate any public notices, press releases and other publicity concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, such approval not to be unreasonably withheld, except where required to meet timely disclosure obligations of any Party under applicable Laws, or stock exchange rules, if relevant, or in circumstances where prior consultation with the

other Party is not practicable and a copy of such disclosure is provided to the other Party at such time as it is made available to the applicable regulatory authority.

10.2 Expenses

Except as otherwise provided in this Agreement, each of the Parties shall pay their respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Purchased Shares and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred. The Purchaser shall be responsible for all filing fees related to Competition Act Approval.

10.3 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "**Notice**") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a) in the case of a Notice to the Vendor at:

c/o Icahn Associates Corp.
767 Fifth Avenue
47th Floor
New York, New York 10153
Attention: Marc Weitzen, Esq.

Fax: **[Intentionally Deleted]**
E-mail: **[Intentionally Deleted]**

and to:

Philip Services Corporation
5151 San Felipe
Suite 1600
Houston, Texas 77056
Attention: Deborah S. Huston

Fax: **[Intentionally Deleted]**
E-mail: **[Intentionally Deleted]**

(b) in the case of a Notice to the Purchaser at:

Newalta Corporation
1200, 333-11th Avenue SW
Calgary, Alberta T2R 1L9
Attention: Ron Sifton

Fax: **[Intentionally Deleted]**
E-mail: **[Intentionally Deleted]**

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Either Party may, from time to time, change its address by giving Notice to the other Party in accordance with the provisions of this Section.

10.4 Assignment

Neither this Agreement nor any of the rights, interests of obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party, except that Purchaser may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any Affiliate of Purchaser, provided that Purchaser shall notify Vendor of any such assignment and remain responsible for all of its obligations hereunder.

10.5 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

10.6 Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

10.7 Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing, provided that the costs and expenses of any actions taken after Closing at the request of a Party shall be the responsibility of the requesting Party.

10.8 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

SIGNATURE PAGE FOLLOWS

IN WITNESS OF WHICH the Parties have executed this Agreement.

PHILIP SERVICES CORPORATION

By: (signed)
[Intentionally Deleted]

NEWALTA CORPORATION

By: (signed)
[Intentionally Deleted]

LIST OF SCHEDULES

Schedule	Description
Schedule **1.1**	Excluded Accounts Receivable
Schedule **4.3**	Subsidiaries
Schedule **4.5**	Capitalization
Schedule **4.9**	Exceptions to U.S. GAAP
Schedule **4.10**	Undisclosed Liabilities
Schedule **4.11**	Changes and Unusual Transactions
Schedule **4.12**	Permitted Encumbrances
Schedule **4.14**	Technology
Schedule **4.15**	Owned Real Property
Schedule **4.16**	Leased Real Property
Schedule **4.17**	Environmental Matters
Schedule **4.18**	Employment Matters
Schedule **4.19**	Collective Agreements
Schedule **4.20**	Pension and Benefit Plans
Schedule **4.21**	Insurance
Schedule **4.22**	Material Contracts
Schedule **4.23**	Litigation
Schedule **4.24**	Tax Matters
Schedule **4.28**	Bank Accounts and Signing Officers
Schedule **8.5**	Letters of Credit
Schedule **8.6**	City of Hamilton Agreements

SCHEDULE 1.1
EXCLUDED ACCOUNTS RECEIVABLE

[Intentionally Deleted]

SCHEDULE 4.3

SUBSIDIARIES

Subsidiary	Authorized Capital	Number and Percentage of Outstanding Shares Owned
PSC Services Holdings Inc.	Unlimited number of common shares	1 common share, 100% owned by PSC Industrial Services Canada Inc.

SCHEDULE 4.5

CAPITALIZATION

Subsidiary	Authorized Capital	Number and Percentage of Outstanding Shares Owned
PSC Industrial Services Canada Inc.	Unlimited number of common shares	32,542,707 common shares, 100% owned by Philip Services Corporation[1]
PSC Services Holdings Inc.	Unlimited number of common shares	1 common share, 100% owned by PSC Industrial Services Canada Inc.

NOTES:

1. Additional common shares of the Company many be issued pursuant to Section **9.12**. The Vendor will continue to hold 100% of the issued and outstanding common shares of the Company.

SCHEDULE 4.9

EXCEPTIONS TO U.S. GAAP

(a) No footnote disclosure provided;

(b) No Statement of Cash Flows;

(c) No Statement of Retained Earnings;

(d) Future commitments under operating leases are not recorded;

(e) Philip Services Corporation corporate allocations not recorded;

(f) Liabilities for income taxes are not included;

(g) Deferred income taxes are not included;

(h) Cash balances not completely reflected; and

(i) Discontinued operations are not reflected.

SCHEDULE 4.10

UNDISCLOSED LIABILITIES

(a) **Unrecorded Corporate Tax Liabilities and Expenses:** Neither deferred nor current Taxes have been provided for in any balance sheet or income statement presented in the data room or any financial Schedule that is part of this Agreement.

(b) **Land Transfer Tax Liability:** In connection with the acquisition by the Company of the beneficial interest of Philip Services Inc. in certain Owned Real Property in December of 2003, the Company applied for a deferral of Ontario land transfer tax pursuant to Section 3(9) of the *Land Transfer Tax Act* (Ontario) (the **"LTTA"**). In connection with this application for deferral, the Company provided an undertaking in favour of the Ontario Minister of Finance to remain an affiliate (as defined in the LTTA) of Philip Services Inc. for at least 36 consecutive months following the acquisition of this beneficial interest in Owned Real Property. The sale of the Company will breach this undertaking and will result in the deferred land transfer tax becoming due and payable. Based on the values attributed to the applicable Owned Real Property acquired in December of 2003, this land transfer tax liability is estimated at approximately $**[Intentionally Deleted]**.

(c) **Schedule 4.9:** Any liabilities associated with the matters enumerated on Schedule **4.9**.

(d) A contingent liability of the Company and PSC Industrial Holdings Inc. in respect of indemnity obligations in favour of **[Intentionally Deleted]** as part of insolvency proceedings in 2003. The Vendor will use its best efforts to have these indemnity obligations discharged.

SCHEDULE 4.11

CHANGES AND UNUSUAL TRANSACTIONS

(a) The sale of certain assets by the Company to **[Intentionally Deleted]** pursuant to an asset purchase agreement.

(b) The entering into of an Agreement of Purchase and Sale by PSC Services Holdings Inc. for the sale of the properties municipally known as **[Intentionally Deleted]**. The closing date for the sale is December 15, 2005.

(c) The entering into of an Agreement of Purchase and Sale by PSC Services Holdings Inc. for the sale of the properties municipally known as **[Intentionally Deleted]**. The closing date was July 29, 2005.

(d) Transfer of Patent Number 2,286,209 (Truck Grounding System) to the Company from PSC Industrial Outsourcing Inc. pursuant to an Assignment of Patents dated October 25, 2005.

(e) Contract with **[Intentionally Deleted]** regarding the construction of a new building at the **[Intentionally Deleted]** Facility.

(f) Transfer of the receivables set out in Schedule **1.1**.

(g) The settlement of Court File No. **[Intentionally Deleted]** by the Company and the Subsidiary with **[Intentionally Deleted]**.

SCHEDULE 4.12

PERMITTED ENCUMBRANCES

"Permitted Encumbrances" means:

General:

(a) Applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements, other agreements, building and other restrictions, easements, servitudes, rights of way and licences which do not in the aggregate have a materially adversely affect the use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date including the posting of any required security for performance of obligations thereunder.

(b) Defects or irregularities in title to the Real Property which are of a minor nature and do not materially adversely affect the use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date.

(c) Inchoate statutory liens for Taxes, assessments, governmental or utility charges or levies not due as at the Closing Date.

(d) Rights of equipment lessors under equipment Contracts provided the terms of such equipment Contracts have been fully performed to the Closing Date.

(e) Any privilege in favour of any lessor, licensor or permitter for rent to become due or for other obligations or acts, the performance of which is required under Contracts, or Real Property Leases, so long as the payment of or the performance of such other obligation or act is not delinquent and provided that such liens or privileges do not materially adversely affect the use or value of the assets affected thereby.

(f) All Encumbrances affecting a landlord's freehold interest in any Leased Real Property.

(g) All Encumbrances registered against the Owned Real Property as of November 28, 2005.

Specific:

(a) 99-year license granted to the City of Hamilton in respect of the West Quarry Lands, being Parts 6, 10 and 11 on Reference Plan 62R-16022 in the City of Hamilton.

(b) The UBS Security will be released at or prior to Closing.

(c) Agreement of Purchase and Sale by PSC Services Holdings Inc. for the sale of the properties municipally known as **[Intentionally Deleted]**. The closing date for the sale is December 15, 2005.

(d) Registrations against personal property under the following *Acts*:

Personal Property Security Act (British Columbia) registrations in favour of:

(a) Barberry Corp.[2];
(b) Barberry Corp., as agent[2];
(c) High River Limited Partnership[2];
(d) High River Limited Partnership, as agent[2];
(e) Inland Paclease[3]; and
(f) Paccar Leasing[3]

made against any of:

(a) PSC Services Holdings Inc.;
(b) PSC Industrial Services Canada Inc.;
(c) PSC Services Industriel Canada Inc.;
(d) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.; or
(e) PSC Services Industriel Canada Inc./PSC Industrial Services Canada Inc.

Personal Property Security Act (Alberta) registrations in favour of:

(a) Barberry Corp., as managing member of Hopper Investments, LLC, in its capacity as general partner of High River Limited Partnership, as collateral agent[2]; and
(b) UBS AG, Stamford Branch and Bank of America N.A., as collateral agents[1]

made against any of:

(a) PSC Services Holdings Inc.;
(b) PSC Industrial Services Canada Inc.;
(c) PSC Services Industriel Canada Inc.;
(d) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.; or
(e) PSC Services Industriel Canada Inc./PSC Industrial Services Canada Inc.

Personal Property Security Act, 1993 (Saskatchewan) registrations in favour of:

(a) Barberry Corp., as managing member of Hopper Investments, LLC, in its capacity as general partner of High River Limited Partnership, as collateral agent[2]; and

(b) UBS AG, Stamford Branch and Bank of America N.A., as collateral agents[1]

made against any of:

(a) PSC Services Holdings Inc.;

(b) PSC Industrial Services Canada Inc.;
(c) PSC Services Industriel Canada Inc.;
(d) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.; or
(e) PSC Services Industriel Canada Inc./PSC Industrial Services Canada Inc.

Personal Property Security Act (Manitoba) registrations in favour of:

(a) Barberry Corp., as managing member of Hopper Investments, LLC, in its capacity as general partner of High River Limited Partnership, as collateral agent[2]; and
(b) UBS AG, Stamford Branch, as collateral agent[1]

made against any of:

(a) PSC Services Holdings Inc.;
(b) PSC Industrial Services Canada Inc.;
(c) PSC Services Industriel Canada Inc.;
(d) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.; or
(e) PSC Services Industriel Canada Inc./PSC Industrial Services Canada Inc.

Personal Property Security Act (Ontario) registrations in favour of:

(a) Barberry Corp., as managing member of Hopper Investments, LLC, in its capacity as general partner of High River Limited Partnership, as Collateral Agent[2];
(b) UBS AG, Stamford Branch and Bank of America N.A., as collateral agents[1];
(c) Liquidity Solutions, Inc.;
(d) CIT Financial Ltd. [3];
(e) Universal Handling Equipment[3];
(f) Caterpillar Financial Services Ltd. [3]; and
(g) National Leasing Group Inc. [3]

made against any of:

(a) PSC Services Holdings Inc.;
(b) PSC Industrial Services Canada Inc.;
(c) PSC Services Industriel Canada Inc.;
(d) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.; or
(e) PSC Services Industriel Canada Inc./PSC Industrial Services Canada Inc.

Registrations made in the *Register of Personal and Moveable Real Rights* (Québec) in favour of:

(a) UBS AG, Stamford Branch[1]

made against any of:

(a) PSC Services Holdings Inc.;
(b) PSC Industrial Services Canada Inc.; or
(c) PSC Services Industriel Canada Inc.

Personal Property Security Act (New Brunswick) registrations in favour of:

(a) Barberry Corp., (manager of Hopper Investments, LLC, as partner of High River Limited)[2];
(b) GMAC Leaseco Corporation[3];
(c) Ford Credit Leasing Company[3]; and
(d) UBS AG, Stamford Branch and Bank of America Business Capital[1]

made against any of:

(a) PSC Services Holdings Inc.; or
(b) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.

Personal Property Security Act (Nova Scotia) registrations in favour of:

(a) Barberry Corp., (manager of Hopper Investments, LLC, as partner of High River Limited)[2]; and
(b) UBS AG, Stamford Branch and Bank of America Business Capital[1]

made against any of:

(a) PSC Services Holdings Inc.; or
(b) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.

Personal Property Security Act (Prince Edward Island) registrations in favour of:

(a) Barberry Corp., (manager of Hopper Investments, LLC, as partner of High River Limited)[2]; and
(b) UBS AG, Stamford Branch and Bank of America, N.A.[1]

made against any of:

(a) PSC Services Holdings Inc.; or
(b) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.

Personal Property Security Act (Newfoundland and Labrador) registrations in favour of:

(a) High River Limited Partnership[2];
(b) Hopper Investments LLC[2];
(c) Barberry Corp.[2]; and
(d) UBS AG, Stamford Branch and Bank of America, N.A.[1]

made against any of:

(a) PSC Services Holdings Inc.; or
(b) PSC Industrial Services Canada Inc./PSC Services Industriel Canada Inc.

NOTES:

1. These security interests, which relate to the UBS Security, will be released at or prior to Closing.

2. These registrations pertain to security interests granted by the Company and PSC Industrial Holdings Inc. to secure indemnity obligations in favour of **[Intentionally Deleted]** as part of insolvency proceedings in 2003. The Vendor will use its best efforts to have these security interests released and the indemnity obligations discharged.

3. These registrations relate to equipment leases of the Company.

SCHEDULE 4.14

TECHNOLOGY

Trademark Title	Trademark Application No.	Date of Issue	Record Owner
Ecosafe	TMA 338,520	March 25, 1988	PSC Industrial Services Canada Inc.

Patent Title	Patent Application No.	Date of Issue	Record Owner
Truck Grounding System	2,286,209	April 7, 1998	PSC Industrial Services Canada Inc.

SCHEDULE 4.15

OWNED REAL PROPERTY

	Municipal Address/ Property Name	Registered Owner	Beneficial Owner
1.	1131 Snow Valley Road, R. R. # 3, Barrie	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
2.	112 Adams Blvd., Brantford	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
3.	1731 Petit Road, Fort Erie	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
4.	50 Imperial Street, Hamilton	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
5.	52 Imperial Street, Hamilton	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
6.	227/237 Brant Street, Hamilton	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
7.	403 Brant Street (213 Brant Street), Hamilton	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
8.	358 Birch St., Hamilton	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
9.	397 Sherman Ave., Hamilton	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
10.	413 Sherman Avenue North, Hamilton	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
11.	417-421 Sherman Avenue North, Hamilton	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
12.	341 First Road West, Stoney Creek	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
13.	188 Mud Street West, Stoney Creek	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
14.	297/363 Hwy # 20 (Upper Centennial Parkway), Stoney Creek	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
15.	55 Vulcan Street, Rexdale	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.

	Municipal Address/ Property Name	Registered Owner	Beneficial Owner
16.	21 Iron Street, Rexdale	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
17.	4505 Fourth Street, Windsor	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
18.	3-4 Green Mountain Road, Hamilton[1]	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
19.	22 Green Mountain Road, Hamilton[1]	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.
20.	430 First Road West, Hamilton[1]	PSC Services Holdings Inc.	PSC Industrial Services Canada Inc.

NOTES:

1. These properties are subject to an agreement of purchase and sale scheduled to close on December 15, 2005. Details are provided in Schedule **4.11**.

SCHEDULE 4.16

LEASED REAL PROPERTY

Property	Landlord	Tenant[1]	Term	Renewal Option
[Intentionally Deleted] Cambridge, Ontario	**[Intentionally Deleted]**	PSC Industrial Services Canada Inc.	**[Intentionally Deleted]**	- **[Intentionally Deleted]**
[Intentionally Deleted] Lively, Ontario	**[Intentionally Deleted]**	PSC Emergency Response Services	**[Intentionally Deleted]**	- **[Intentionally Deleted]**
[Intentionally Deleted] Hamilton, Ontario	**[Intentionally Deleted]**	PSC Industrial Services Canada Inc.	**[Intentionally Deleted]**	- **[Intentionally Deleted]**
[Intentionally Deleted] Hamilton, Ontario	**[Intentionally Deleted]**	Philip Services Inc.	**[Intentionally Deleted]**	- **[Intentionally Deleted]**
[Intentionally Deleted] Delta, British Columbia	**[Intentionally Deleted]**	PSC Industrial Services Canada Inc.	**[Intentionally Deleted]**	- **[Intentionally Deleted]**

NOTES:

1. To the extent that these leases are not in the name of the Company, they will be assigned to the Company at or prior to Closing.

SCHEDULE 4.17

ENVIRONMENTAL MATTERS

[Intentionally Deleted]

SCHEDULE 4.18

EMPLOYMENT MATTERS

The following current or former employees of the Company have signed Employee Non-Competition and Confidentiality Agreements. All of the agreements have been entered into subsequent to January 1, 2005:

[Intentionally Deleted]

NOTES:

1. This employee will be transferred out of the Company and the non-competition agreement left with the Vendor at Closing.

SCHEDULE 4.19

COLLECTIVE AGREEMENTS

UNION	NUMBER OF EMPLOYEES	BUSINESS INCORPORATION	LOCATION	EXPIRATION DATE
[Intentionally Deleted]	23	PSC Industrial Services Canada Inc.	Windsor, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	20	PSC Industrial Services Canada Inc. (formerly Caligo Navistar)	Chatham, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	71	PSC Industrial Services Canada Inc. (formerly Caligo)	Ingersoll, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	47	PSC Industrial Services Canada Inc.	Hamilton, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	7	PSC Industrial Services Canada Inc.	Barrie, ON Rexdale, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	19	PSC Industrial Services Canada Inc.	Rexdale, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	8	PSC Industrial Services Canada Inc.	Fort Erie, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	10	PSC Industrial Services Canada Inc.	Barrie, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	14	PSC Industrial Services Canada Inc.	Brantford, ON	**[Intentionally Deleted]**
[Intentionally Deleted]	5	PSC Industrial Services Canada Inc.	Stoney Creek, ON	**[Intentionally Deleted]**
TOTAL	224			

SCHEDULE 4.20

BENEFIT PLANS

[Intentionally Deleted]

SCHEDULE 4.21

INSURANCE

[Intentionally Deleted]

SCHEDULE 4.22
MATERIAL CONTRACTS

Sales Contracts – Ontario Waste

Type	Date	Counterparty
Services Agreement	May 11, 2005	**[Intentionally Deleted]**
Memorandum of Understanding – Services Agreement	August 1, 1998	**[Intentionally Deleted]**
Industrial Waste Recycling / Recovery Contract	April 7, 1998	**[Intentionally Deleted]**
Residue Removal and Disposal Services Agreement	February 1, 2005	**[Intentionally Deleted]**
Waste Management Agreement	December 20, 2001	**[Intentionally Deleted]**

Sales Contracts - Taro

Type	Date	Counterparty
Waste Agreement	June 25, 2004	**[Intentionally Deleted]**
Treatment, Disposal & Transportation	November 1, 2003	**[Intentionally Deleted]**

Sales Contracts – Caligo Canada

Type	Date	Counterparty
Preventative Maintenance Contract	February 10, 2005	**[Intentionally Deleted]**
Paint Line Cleaning Agreement	September 27, 2003	**[Intentionally Deleted]**
Facility Cleaning Agreement	September 12, 2003	**[Intentionally Deleted]**
Facility Cleaning Agreement	February 27, 2003	**[Intentionally Deleted]**

Other Material Agreements

Type	Date	Counterparty
Environmental Services Agreement	January 27, 2005	**[Intentionally Deleted]**
Sewage Discharge Agreement	October 1, 2001	**[Intentionally Deleted]**
Sewage Discharge Agreement and Amendments (most recent amendment: February 10, 2003)	January 1, 1994	**[Intentionally Deleted]**
Materials Purchase Agreement	October 28, 2005	**[Intentionally Deleted]**
Construction Agreement	June 6, 2005	**[Intentionally Deleted]**

NOTES:

1. To the extent that these contracts are not in the name of the Company, they will be assigned to the Company at or prior to Closing.

SCHEDULE 4.23
LITIGATION

[Intentionally Deleted]

SCHEDULE 4.24

TAX MATTERS

(a) **Land Transfer Tax Liability:** In connection with the acquisition by the Company of the beneficial interest of Philip Services Inc. in certain Owned Real Property in December of 2003, the Company applied for a deferral of Ontario land transfer tax pursuant to Section 3(9) of the *Land Transfer Tax Act* (Ontario) (the **"LTTA"**). In connection with this application for deferral, the Company provided an undertaking in favour of the Ontario Minister of Finance to remain an affiliate (as defined in the LTTA) of Philip Services Inc. for at least 36 consecutive months following the acquisition of this beneficial interest in Owned Real Property. The sale of the Company will breach this undertaking and will result in the deferred land transfer tax becoming due and payable. Based on the values attributed to the applicable Owned Real Property acquired in December of 2003, this land transfer tax liability is estimated at approximately $**[Intentionally Deleted]**.

SCHEDULE 4.28

BANK ACCOUNTS AND SIGNING OFFICERS

[Intentionally Deleted]

SCHEDULE 8.5
LETTERS OF CREDIT

[Intentionally Deleted]

SCHEDULE 8.6

CITY OF HAMILTON AGREEMENTS

[Intentionally Deleted]